                                                     RULE NO. 424(b)(2)
                                                     REGISTRATION NO. 33-80193


Prospectus Supplement
(To Prospectus dated February 8, 1996)

                    GE Global Insurance Holding Corporation

                                  $400,000,000

                         6.45% Notes due March 1, 2019

                               ----------------

   GE Global will pay interest on the Notes on March 1 and September 1 of each year. The first such payment will be made on September 1, 1999. GE Global may, at any time, redeem the Notes at the redemption price calculated as described herein.

                               ----------------

   Investing in the Notes involves certain risks. See "Risk Factors" beginning on page 4 of the Prospectus.

                               ----------------

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement and the attached Prospectus. Any representation to the contrary is a criminal offense.

                                            Price to   Underwriting Proceeds to
                                             Public      Discount    GE Global
                                          ------------ ------------ ------------
Per Note.................................   99.633%       0.875%      98.758%
Total.................................... $398,532,000  $3,500,000  $395,032,000

   It is expected that delivery of the Notes will be made on or about March 1, 1999, through the facilities of The Depository Trust Company against payment therefor in immediately available funds.

                               ----------------

                              Joint Book Managers

Morgan Stanley Dean Witter                                  Salomon Smith Barney

February 24, 1999

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
                             Prospectus Supplement
The Company................................................................ S-3
Use of Proceeds............................................................ S-3
Ratio of Earnings to Fixed Charges......................................... S-4
Capitalization............................................................. S-4
Description of Notes....................................................... S-4
Underwriting............................................................... S-8
Experts.................................................................... S-9
Legal Matters.............................................................. S-9
                                   Prospectus
Available Information......................................................   2
Documents Incorporated by Reference........................................   2
Risk Factors...............................................................   4
The Company................................................................   6
Use of Proceeds............................................................  25
Ratio of Earnings to Fixed Charges.........................................  25
Description of Debt Securities.............................................  25
Plan of Distribution.......................................................  28
Legal Matters..............................................................  29
Experts....................................................................  29

                               ----------------

   You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the attached Prospectus in making your investment decision. We have not authorized anyone to provide you with any other information. If you receive any unauthorized information, you must not rely on it.

   We are offering to sell the notes and seeking offers to buy the notes only in jurisdictions where offers and sales are permitted. The commissioner of insurance of the State of North Carolina has not approved or disapproved this offering nor has such commissioner passed upon the accuracy or adequacy of this Prospectus Supplement or the attached Prospectus.

   The information contained in this Prospectus Supplement and the attached Prospectus is accurate only as of the date of this Prospectus Supplement and the attached Prospectus regardless of the time of delivery of this Prospectus Supplement and the attached Prospectus or any sale of the Notes.

                                  THE COMPANY

General

   GE Global Insurance Holding Corporation, through its direct and indirect subsidiaries, engages principally in the reinsurance business in the United States and throughout the world. All the outstanding common stock of GE Global is owned by General Electric Capital Services, Inc., which in turn is wholly owned by General Electric Company.

   GE Global is one of the world's largest reinsurance groups, with subsidiaries providing risk management solutions for over a century. We are a global provider of property and casualty reinsurance, life and healthcare reinsurance and write some lines of primary health, property and casualty and excess workers' compensation insurance. Our principal subsidiaries are Employers Reinsurance Corporation and GE Reinsurance Corporation (formerly Kemper Reinsurance Company).

   Our principal executive offices are located at 5200 Metcalf, Overland Park, Kansas 66201. Our telephone number is (913) 676-5200. When we refer to "GE Global", "we" or "our" in this Prospectus Supplement, we mean GE Global Insurance Holding Corporation and its subsidiaries on a consolidated basis, unless the context requires otherwise.

Strategy

   Our business strategy is to continue to increase our revenues by:

    . expanding our global operations, including in the Asia/Pacific region and Latin America, through internal growth;

    . enhancing our domestic position with the large regional and national primary insurers;

    . retaining our focus on small and medium regional customers;

    . expanding our product lines to take advantage of market niche opportunities;

    . increasing fee-for-service activities; and

    . selectively acquiring existing businesses domestically and globally.

   We do not intend, however, to increase our premium income at the expense of our underwriting results.

   Our operating strategy is to maximize our profitability by capitalizing on our financial resources and reputation and our position as a major direct writer of reinsurance, building long-term relationships with our clients and limiting our exposure through adherence to strict underwriting guidelines. We believe that our size, claims-paying ratings, and reputation will enable us to maintain and enhance our position in the markets in which we compete.

                                USE OF PROCEEDS

   The net proceeds from the sale of the notes offered hereby (the "Notes") are estimated to be approximately $395,032,000 (after deduction of underwriting discounts and commissions). We will use the net proceeds from the sale of the Notes to repay outstanding short-term borrowings under an intercompany credit agreement with General Electric Capital Services, the proceeds of which were used to fund recent business acquisitions and for other general corporate purposes. The weighted average interest rate on the outstanding balance under the intercompany credit agreement at September 26, 1998, was 5.68% per annum.

                       RATIO OF EARNINGS TO FIXED CHARGES

   We have set forth below the ratio of earnings to fixed charges for GE Global for the periods indicated. For the purposes of calculating this ratio, earnings consist of net earnings adjusted to add back the provision for income taxes and fixed charges. Fixed charges consist of interest and discount on all indebtedness, minority interest in pre-tax earnings from purchased affiliates and dividends on subsidiary's preferred stock and one-third of annual rentals, which we believe is a reasonable approximation of the interest factor of such rentals.

                    Year Ended December 31,
-------------------------------------------------------------------             Nine Months Ended
1993        1994             1995             1996             1997             September 26, 1998
----        ----             ----             ----             ----             ------------------
4.33        4.59             5.01             5.80             6.33                    7.72

                                 CAPITALIZATION

   The following table sets forth our capitalization at September 26, 1998 and as adjusted to reflect the issuance of the Notes offered hereby and to give effect to the repayment of short-term borrowings. See "Use of Proceeds."

                                                          September 26, 1998
                                                      -------------------------
                                                       Actual      As Adjusted
                                                      ----------  -------------
                                                        (dollars in millions)
Short-term borrowings................................ $      100    $      ---
Long-term borrowings.................................        557           557
Notes................................................        ---           400
                                                      ----------    ----------
  Total debt.........................................        657           957
                                                      ----------    ----------
Minority interest in equity of consolidated
 subsidiaries........................................      1,176         1,176
                                                      ----------    ----------
Stockholder's equity:
  Preferred stock, $100,000 par value; authorized,
   issued and outstanding--1,500 shares..............        150           150
  Common stock, $5,000 par value; authorized, issued
   and outstanding--1,000 shares.....................          5             5
  Paid-in capital....................................        845           845
  Accumulated non-owner changes in equity............        598           598
  Retained earnings..................................      4,283         4,283
                                                      ----------    ----------
    Total stockholder's equity....................... $    5,881    $    5,881
                                                      ----------    ----------
    Total capitalization............................. $    7,714    $    8,014
                                                      ----------    ----------
Ratio of debt to total capitalization................       8.52%        11.94%

                              DESCRIPTION OF NOTES

   The following description of the Notes supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of Debt Securities set forth in the Prospectus, to which we refer you.

General

   The Notes are an issue of the Debt Securities described in the accompanying Prospectus and will be issued as a separate series of Debt Securities under the Indenture dated as of February 1, 1996 (the "Indenture") entered into between GE Global and The Chase Manhattan Bank, as Trustee (the "Trustee"). The Notes are limited to an aggregate principal amount of $400,000,000. In addition to the Notes, we may issue from time to time other series of Debt Securities under the Indenture consisting of debentures, notes or other unsecured, unsubordinated evidences of indebtedness, but such other series will be separate from and independent of the Notes. The Indenture does not limit the amount of Debt Securities or any other debt which we may incur. In addition, the provisions of the Indenture do not protect you in the event that we enter into a highly leveraged transaction, reorganization, restructuring, merger or similar transaction that may adversely affect you. The Notes will be the second series of Debt Securities that we have issued under the Indenture. We refer you to the Prospectus for a description of other general terms of the Debt Securities.

   The Notes will mature on March 1, 2019. Interest on the Notes will accrue from March 1, 1999 and is payable semiannually on March 1 and September 1, commencing September 1, 1999, to the persons in whose names the Notes are registered at the close of business on the February 15 or August 15 prior to each payment date at the annual rate of 6.45%. The Notes will be issued as fully registered Notes (to be deposited with the depositary) and in denominations of $1,000 or integral multiples thereof.

Redemption at the Option of the Company

   The Notes will be redeemable, in whole or in part, at our option, on any date at a redemption price equal to the greater of (a) 100% of the principal amount of the Notes to be redeemed or (b) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes (exclusive of interest accrued to such redemption date) discounted to such redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points, plus accrued and unpaid interest on the principal amount being redeemed to such redemption date; provided, however, that installments of interest on Notes that are due and payable on an interest payment date falling on or prior to the relevant redemption date will be payable to the holders of such Notes, registered as such at the close of business on the relevant record date according to their terms and the provisions of the Indenture.

   "Treasury Rate" means, with respect to any redemption date for the Notes,
(a) the yield, under the heading that represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication that is published weekly by the Board of Governors of the Federal Reserve System and that established yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the maturity date, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding to the nearest month) or (b) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Rate shall be calculated on the third business day preceding the redemption date.

   "Comparable Treasury Issue" means the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

   "Independent Investment Banker" means Morgan Stanley & Co. Incorporated or Salomon Smith Barney Inc. or if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Trustee after consultation with us.

   "Comparable Treasury Price" means, with respect to any redemption date, (a) the average of four Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such

Reference Treasury Dealer Quotations, or (b) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

   "Reference Treasury Dealer" means (1) Morgan Stanley & Co. Incorporated and Salomon Smith Barney Inc. and their respective successors, provided, however, that if Morgan Stanley & Co. Incorporated or Salomon Smith Barney Inc. shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we will substitute another Primary Treasury Dealer, and (2) any two other Primary Treasury dealers selected by us.

   "Reference Treasury Dealer Quotation" means, with respect to the Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

   We will mail notice of any redemption at least 30 days but not more than 60 days before any redemption date to each holder of Notes to be redeemed. If we choose to redeem less than all the Notes, the Trustee will select, in such manner as it deems fair and appropriate, the Notes of such series to be redeemed in whole or in part.

   Unless we default in payment of the redemption price, on and after any redemption date interest will cease to accrue on the Notes or portion thereof called for redemption.

Book-Entry System

   The Notes will be issued in whole or in part in the form of one or more fully registered global securities (the "Global Notes"). The Global Notes will be deposited with, or on behalf of, The Depository Trust Company, as depositary and registered in the name of a nominee of the depositary. No Global Note may be transferred, except as a whole, by the depositary to a nominee of the depositary. Global Notes may also be transferred as a whole by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or the nominee to a successor of the depositary or a nominee of the successor.

   The depositary has advised GE Global as follows: It is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. The depositary was created to hold securities for its participating organizations and to facilitate the clearance and settlement of securities transactions between its participants in such securities through electronic book-entry changes in accounts of its participants. The depositary's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations some of whom or representatives of which own the depositary. Access to the depositary's system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants"). Persons who are not participants may beneficially own securities held by the depositary only through participants or indirect participants.

   The depositary has advised GE Global that upon the issuance of the Global Notes, the depositary will credit on its book-entry system the respective principal amounts of the individual Notes represented by such Global Notes to the accounts of the appropriate participants. The accounts to be credited shall be designated by the Underwriters. Ownership of beneficial interests in the Global Notes will be limited to participants or persons that own beneficial interests through participants. Ownership of beneficial interests in the Global Notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by the participants of the depositary or persons that hold through such participants. The laws of some states require that certain purchasers of securities take physical delivery of such securities. Such laws may limit the market for beneficial interests in the Global Notes.

   So long as the depositary, or its nominee, is the registered owner of the Global Notes, the depositary or its nominee, as the case may be, will be considered the sole owner or holder of the Global Notes for all purposes under the Indenture. Except as provided below, owners of beneficial interests in the Global Notes will not be entitled to have Notes registered in their names, will not receive or be entitled to receive physical delivery of Notes in certificated form and will not be considered the owners or holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in the Global Notes must rely on the procedures of the depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. GE Global understands that under existing industry practices, in the event that GE Global requests any consent or action of holders or if an owner of a beneficial interest in the Global Notes desires to give a consent or take any action which a holder is entitled to give or take under the Indenture, the depositary would authorize the participants holding the relevant beneficial interests to give such consent or take such action, and such participants would authorize beneficial owners holding through such participants to give such consent or take such action or would otherwise act upon the instructions of beneficial owners holding through them.

   Principal and interest payments on the Global Notes registered in the name of the depositary or its nominee will be made by the Trustee to the depositary or such nominee as the registered owner of the Global Notes. Under the terms of the Indenture, GE Global and the Trustee will treat the persons in whose names the Global Notes are registered as the sole owner or holder of the Global Notes for the purpose of receiving payment of principal and interest on the Global Notes and for all other purposes whatsoever. Therefore, neither GE Global, the Trustee nor any paying agent has any direct responsibility or liability for the payment of principal or interest on the Global Notes to owners of beneficial interests in the Global Notes. Neither GE Global, the Trustee or any paying agent nor any registrar for the Notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any action or inaction of the depositary or its nominee or any participant. The depositary has advised GE Global and the Trustee that its current practice is, upon receipt of any payment of principal or interest, to immediately credit the accounts of the participants with such payment in amounts proportionate to their respective beneficial interests in the Global Notes as shown in the records of the depositary. Payments by participants and indirect participants to owners of beneficial interests in the Global Notes will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of the participants or indirect participants.

   If (x) the depositary is at any time unwilling or unable to continue as depositary or the depositary ceases to be a clearing agency registered under the Securities Exchange Act of 1934, (y) GE Global executes and delivers to the Trustee an order to the effect that the Global Notes shall be transferable and exchangeable for Notes in definitive form or (z) an event of default has occurred and is continuing with respect to the Notes, the Global Notes will be transferable or exchangeable for Notes in definitive form of like tenor in an equal aggregate principal amount. Such definitive Notes shall be registered in such name or names as the depositary shall instruct the Trustee.

   The depositary has advised GE Global that the depositary's management is aware that some computer applications, systems and the like for processing data that are dependent upon calendar dates, including dates before, on, and after January 1, 2000, may encounter "Year 2000 problems." The depositary has informed its participants and other members of the financial community that it has developed and is implementing a program so that its systems, as the same relate to the timely payment of distributions (including principal and interest payments) to security holders, book-entry deliveries, and settlement of trades within the depositary, continue to function appropriately. This program includes a technical assessment and a remediation plan, each of which is complete. Additionally, the depositary's plan includes a testing phase, which is expected to be completed within appropriate time frames.

   However, the depositary's ability to perform properly its services is also dependent upon other parties, including but not limited to issuers and their agents, as well as third party vendors from whom the depositary licenses software and hardware, and third party vendors on whom the depositary relies for information or the provision of services, including telecommunication and electrical utility service providers, among others. The depositary has informed its participants and other members of the financial community that it is contacting (and will continue to contact) third party vendors from whom the depositary acquires services to: (i) impress upon them the importance of such services being Year 2000 compliant; and (ii) determine the extent of their efforts for Year 2000 remediation (and, as appropriate, testing) of their services. In addition, the depositary is in the process of developing such contingency plans as it deems appropriate.

   According to the depositary, the foregoing information with respect to the depositary has been provided to its participants and other members of the financial community for informational purposes only and is not intended to serve as a representation, warranty, or contract modification of any kind.

                                  UNDERWRITING

   Under the terms and subject to the conditions contained in an underwriting agreement dated the date hereof (the "Underwriting Agreement"), the underwriters named below (the "Underwriters") have severally agreed to purchase, and we have agreed to sell to them, the respective principal amount of Notes set forth opposite their respective names below.

                                                                    Principal
                                                                      Amount
         Name                                                        of Notes
         ----                                                      ------------
   Morgan Stanley & Co. Incorporated.............................. $200,000,000
   Salomon Smith Barney Inc.......................................  200,000,000
                                                                   ------------
     Total........................................................ $400,000,000
                                                                   ============

   The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Notes are subject to, among other things, the approval of certain legal matters by their counsel and certain other conditions. The Underwriters are obligated to take and pay for all the Notes if any are taken.

   The Underwriters propose initially to offer part of the Notes to the public at the public offering price set forth on the cover page hereof and in part to certain dealers at prices that represent a concession not in excess of .50% of the principal amount of the Notes. Any Underwriter may allow, and such dealers may reallow, a concession not in excess of .25% of the principal amount of the Notes to certain other dealers. After the initial offering of the Notes, the offering price and other selling terms may from time to time be varied by the Underwriters.

   We do not intend to apply for listing of the Notes on a national securities exchange, but have been advised by the Underwriters that they presently intend to make a market in the Notes, as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Notes and any such market making may be discontinued at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the Notes.

   In order to facilitate the offering of the Notes, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Underwriters may over-allot in connection with this offering, creating short positions in the Notes for their own account. In addition, to cover over-allotments or to stabilize the price of the Notes, the Underwriters may bid for, and purchase, Notes in the open market. Finally, the Underwriters may reclaim selling concessions allowed to an underwriter or dealer for distributing Notes in this offering, if the Underwriters repurchase previously distributed Notes in transactions that cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

   We have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

   The Underwriters or their affiliates have provided and may in the future continue to provide investment banking, commercial banking and other financial services to us in the ordinary course of business for which they have received and will receive customary compensation.

                                    EXPERTS

   The consolidated financial statements and schedules of GE Global as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                 LEGAL MATTERS

   Certain legal matters in connection with the Notes will be passed upon for GE Global by Simpson Thacher & Bartlett, New York, New York and John M. Connelly, General Counsel to GE Global, and for the Underwriters by Davis Polk & Wardwell, New York, New York.

PROSPECTUS

                    GE Global Insurance Holding Corporation

                                Debt Securities

   GE Global Insurance Holding Corporation ("GE Global") may offer from time to time its senior, unsecured debt securities ("Debt Securities"). The Debt Securities are hereinafter in this Prospectus referred to as the "Debt Securities," although any series of Debt Securities to which the accompanying Prospectus Supplement relates may bear a different title. The Debt Securities will be offered on terms determined at the time of sale. The Debt Securities will be non-convertible investment grade securities. The accompanying Prospectus Supplement sets forth specifically with regard to the Debt Securities in respect of which this Prospectus is being delivered:

  .the title of the Debt Securities,
  .the aggregate principal amount offered,
  .the currency, currencies or currency units in which payments on the Debt
   Securities are payable,
  .the rate or method of calculation, and the dates of payment of interest, if any,
  .the date or dates from which such interest shall accrue, .the method of determining holders to whom any such interest shall be payable,
  .the authorized denominations,
  .the maturity,
  .the offering price or terms,
  .the terms of any sinking fund, purchase fund or mandatory redemption, and of any redemption or repayment at the option of GE Global or the holder, .the underwriter or underwriters or agent or agents, if any, for the Debt
   Securities, their compensation or the basis of determining the same and the net proceeds to GE Global, and
  .the exchanges, if any, on which the Debt Securities may be listed.

   The Debt Securities will be sold either through underwriters or dealers, through agents designated from time to time, or directly by GE Global.

   See "Risk Factors", beginning on page 4, for a description of certain factors that should be considered by purchasers of the Debt Securities.

                               ----------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

February 8, 1996

  IN CONNECTION WITH THE OFFERING OF DEBT SECURITIES, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE DEBT SECURITIES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  THE COMMISSIONER OF INSURANCE OF THE STATE OF NORTH CAROLINA HAS NOT APPROVED OR DISAPPROVED THE OFFERING NOR HAS SUCH COMMISSIONER PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.

  With respect to the first offering of Debt Securities hereunder, until 25 days after the date of the Prospectus Supplement relating to such offering, all dealers effecting transactions in such Debt Securities, whether or not participating in the distribution of such Debt Securities, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

   No dealer, salesperson or other individual has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus and the accompanying Prospectus Supplement in connection with the offer contained in this Prospectus and the accompanying Prospectus Supplement and, if given or made, such information or representations must not be relied upon as having been authorized by GE Global or by any agent, underwriter or dealer. Neither the delivery of this Prospectus and the accompanying Prospectus Supplement, nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of GE Global since the dates as of which information is given in this Prospectus and in the accompanying Prospectus Supplement. This Prospectus and the accompanying Prospectus Supplement do not constitute an offer or solicitation by anyone in any state in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

                             AVAILABLE INFORMATION

   GE Global is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act") and in accordance therewith files reports and other information which contain information about GE Global with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission, 450 Fifth Street, N.W, Washington, D.C. 20549, as well as the Regional Offices of the Commission at 500 West Madison Street, Chicago, Illinois 60661 and 7 World Trade Center, New York, New York 10048 and copies can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W. Washington, D.C. 20549 at prescribed rates.

   GE Global is not required to deliver annual reports to its security holders pursuant to the 1934 Act or any stock exchange requirement. Copies of its annual, quarterly and periodic reports to the Commission on Forms 10-K, 10-Q and 8-K (containing financial information audited by independent accountants in the case of its annual report on Form 10-K) are required to be furnished to the trustee under the indenture pursuant to which the Debt Securities will be issued.

                      DOCUMENTS INCORPORATED BY REFERENCE

   There is hereby incorporated in this Prospectus by reference GE Global's Registration Statement on Form 10, as amended, filed with the Commission pursuant to Section 12(g) of the 1934 Act, to which reference is hereby made.

   All documents filed by GE Global pursuant to Sections 13(a), 13(c), 14 or 15(d) of the 1934 Act after the date of the initial filing of the Registration Statement of which this Prospectus is a part and prior to the termination of the offering of the Debt Securities offered by the accompanying Prospectus Supplement shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the date of filing of such documents.

   GE Global hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, on the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents. Requests for such copies should be directed to Robert E. Monroe, Vice President and Comptroller, Employers Reinsurance Corporation, 5200 Metcalf, Overland Park, Kansas 66201, Telephone No. (913) 676-5200.

                                 RISK FACTORS

   Prospective investors should consider carefully, in addition to the other information contained in this Prospectus, the following factors before purchasing Debt Securities offered hereby.

Holding Company Structure

   Because the operations of GE Global are conducted through GE Global's only direct operating subsidiary, Employers Reinsurance Corporation ("ERC"), GE Global is dependent upon dividends from ERC to service its debt and meet its other obligations. The payment of dividends and other payments to GE Global by ERC is subject to limitations imposed by the laws of Missouri. Substantially all of GE Global's other indirect subsidiaries are subject to regulatory control by various state insurance departments and other foreign insurance regulatory authorities. Therefore, the ability of such subsidiaries to pay dividends or make loans or advances to GE Global or any of GE Global's other subsidiaries without prior regulatory approval is limited by applicable laws and regulations. In addition, insurance regulators have authority in certain circumstances to block payments by ERC and the other insurance subsidiaries of dividends and other amounts that would otherwise be permitted without regulatory approval. See "The Company--Regulatory Matters--Dividends by ERC" and "Description of Debt Securities--General."

Subordination of the Notes to the Obligations of the Subsidiaries

   GE Global is a non-operating holding company which conducts its business through its insurance subsidiaries. The Debt Securities will be effectively subordinated to the liabilities of GE Global's subsidiaries. In the event of the insolvency, liquidation or other reorganization of any of GE Global's subsidiaries, the creditors and shareholders of GE Global would have no right to proceed against any such subsidiary or to cause the liquidation or bankruptcy of any such subsidiary under federal or state bankruptcy laws. The insurance laws of the domiciliary state would govern such proceedings and the relevant insurance commissioner would act as liquidator or rehabilitator for the subsidiary. Creditors and policyholders of any such subsidiary would be entitled to payment in full from the assets of the subsidiary before GE Global, as a shareholder, would be entitled to receive any distribution therefrom. See "Description of Debt Securities--General."

Transactions Involving Issuance or Assumption of Debt

   The Indenture does not limit the amount of Debt Securities or other unsecured, senior debt which may be issued thereunder or limit the amount of Debt Securities or other unsecured, senior debt which may otherwise be issued by GE Global. In addition, the provisions of the Indenture do not limit the ability of GE Global to incur indebtedness or afford holders of Debt Securities protection in the event GE Company, as sole indirect stockholder of GE Global, causes GE Global to engage in a highly leveraged transaction, reorganization, restructuring, merger or similar transaction. See "Description of Debt Securities--General."

Property and Casualty Loss Reserves.

   The reserves for losses and loss adjustment expenses established by the Company (as defined below) are estimates of amounts needed to pay reported and unreported claims and related loss adjustment expenses. The estimates are based on certain assumptions related to the ultimate cost to settle such claims. Due to the inherent uncertainty in estimating reserves for losses and loss adjustment expenses, there can be no assurance that the ultimate liability will not exceed amounts reserved, with a resulting adverse effect on the Company. Management believes that the Company's aggregate reserves are adequate to meet its future obligations. See "The Company--Property and Casualty Reserves for Unpaid Losses and Loss Adjustment Expenses--Domestic" and "The Company--Property and Casualty Reserves for Unpaid Losses and Loss Adjustment Expenses--International."

Effects of Inflation

   The Company's ultimate loss and loss adjustment expense costs on claims not yet settled are increased by the effects of inflation, and changes in the inflation rate therefore could become a significant factor in determining appropriate loss reserves as well as reinsurance premium rates. Generally, the Company's methods used to estimate loss reserves and to calculate rates take into account the anticipated effects of inflation. However, until claims are ultimately settled, the full effect of inflation on the Company's results cannot be known.

Cyclicality

   The property and casualty reinsurance industry has been highly cyclical. Demand for reinsurance is significantly influenced by underwriting results of primary property and casualty insurance companies and prevailing general economic conditions and reinsurance premium rates. The cyclical trends in the industry and the industry's profitability can also be affected significantly by volatile and unpredictable developments, including changes in what the Company believes to be the propensity of courts to grant large awards, natural disasters and other catastrophic events, fluctuations in interest rates and other changes in the investment environment which affect inflationary pressures that may tend to affect the size of losses experienced by ceding primary insurance companies.

Legislative and Regulatory Proposals

   From time to time, various regulatory and legislative changes have been proposed that may affect reinsurers. A substantial number of states have recently adopted, or are considering adopting, laws and regulations that, among other things, limit the ability of primary insurance companies to effect premium rate increases or to cancel or not renew existing policies and limit the right of offset by reinsurers. The Company is unable to predict whether any of these laws and regulations will be adopted in additional states, the form in which any such laws and regulations might be adopted in additional states, or the effect, if any, these developments will have on the Company. In addition, no prediction can be made as to whether any legislative proposals relating to dividend rules in applicable jurisdictions will be made, whether any such legislative proposal will be adopted in the future, or the effect, if any, any such proposal would have on the Company. See "The Company--Regulatory Matters--Legislative and Regulatory Proposals."

Foreign Operations

   A portion of the Company's business is carried on in foreign countries. The degree of regulation and supervision in foreign jurisdictions varies from minimal in some to stringent in others. Licenses issued by foreign authorities to GE Global's foreign subsidiaries are subject to modification or revocation by such authorities, and such subsidiaries could be prevented from conducting business in certain of the jurisdictions where they currently operate. See "The Company--Regulatory Matters--Dividends by ERC". "The Company--Regulatory Matters--International Regulations" and "Description of Debt Securities-- General."

Competition

   The Company operates in a highly competitive environment. Concerns regarding the financial stability of insurance companies have resulted in emphasis being placed upon insurance company ratings and have created some measure of competitive advantage for insurance carriers with higher ratings. GE Global's principal subsidiaries, ERC and Employers Reassurance Corporation ("ERAC"), are rated "A++ (Superior)" and "A+ (Superior)", respectively, by A.M. Best Company ("A.M. Best"). In the area of claims-paying ability, ERC is rated "AAA" by Standard & Poor's Corporation ("S&P") and Aaa by Moody's Investors Services, Inc. ("Moody's") and Frankona Re and the subsidiary holding the Aachen Re Business (each as defined below) are rated "AAA" by S&P. Some of GE Global's other subsidiaries are also rated by certain domestic and foreign rating agencies. Claims-paying ability ratings do not reflect an insurer's ability to meet non-policy obligations (such as the repayment of indebtedness). In addition, there can be no assurance that the ratings for ERC or any of GE Global's other subsidiaries will be maintained. Any downgrade in the ratings of GE Global's subsidiaries could adversely affect the Company's business. See "The Company--Ratings."

Lack of Public Market

   The Debt Securities will constitute a new issue of securities with no established trading market. Although GE Global may list the Debt Securities on the New York Stock Exchange, there can be no assurance as to the liquidity of the trading market for the Debt Securities.

                                  THE COMPANY

   GE Global (together with its subsidiaries the "Company"), through its direct and indirect subsidiaries, is principally engaged in the reinsurance business in the United States and abroad. All the outstanding common stock of GE Global is owned by General Electric Capital Services, Inc. ("GE Capital Services"), formerly General Electric Financial Services, Inc., which in turn is wholly owned by General Electric Company ("GE Company").

Ownership of the Company

   GE Company is one of the largest and most diversified industrial corporations in the world. GE Company and its consolidated affiliates reported total assets of $194 billion at December 31, 1994 and net earning for the year ended December 31, 1994 of $4.7 billion.

   The business of GE Capital Services consists primarily of the ownership of the Company and of General Electric Capital Corporation ("GE Capital"). GE Capital Services and its consolidated affiliates reported total assets from continuing operations of $145 billion at December 31, 1994 and net earnings from continuing operations for the year ended December 31, 1994 of $2.1 billion. After giving effect to the discontinued operations of Kidder, Peabody Group Inc., GE Capital Services' 1994 net earnings were $896 million.

   GE Capital operates in four finance industry segments and in a specialty insurance industry segment. GE Capital's financing activities include a full range of leasing, lending, equipment management services and annuities. GE Capital's specialty insurance activities include providing private mortgage insurance, financial guaranty insurance, principally on municipal bonds and structured finance issues, and creditor insurance covering international customer loan repayments. GE Capital is an equity investor in a retailer and certain other service and financial services organizations. GE Capital and its consolidated affiliates reported total assets of $131 billion at December 31, 1994 and net earnings for the year ended December 31, 1994 of $1.9 billion.

   The long-term debt obligations of GE Company, GE Capital Services and GE Capital are each rated "AAA" by S&P and "Aaa" by Moody's.

   On September 28, 1995, GE Capital Services contributed $300 million to the equity of GE Global, and GE Capital purchased 1,500 shares of Cumulative Preferred Stock issued by GE Global for an aggregate purchase price of $150 million. Dividends on the preferred stock will be paid at a rate of 5% per annum if, as and when declared by the Board of Directors of GE Global. In addition, on July 24, 1995, GE Capital Services and GE Global entered into a revolving credit agreement pursuant to which GE Global may borrow up to $600 million at any time outstanding from GE Capital Services. This line of credit (which is currently unutilized) is available for one year, but may be terminated by either party earlier.

   The Debt Securities will not be guaranteed by GE Global's affiliates named above.

General

   GE Global's principal subsidiary is ERC. ERC was established in 1914 and principally writes property and casualty reinsurance. ERC is the second largest reinsurance company in the United States, based on 1994 statutory net premiums written, and fourth largest in the world based on 1993 statutory net premiums written. The Company is also a provider of life and healthcare reinsurance and writes some lines of primary health, property and casualty and workers' compensation insurance.

   The Company conducts business and services its accounts through a headquarters office in Overland Park, Kansas and branch and satellite (smaller, more specialized) offices located in fourteen cities in the United States and one city in Canada. Operations other than in North America are conducted through the headquarters office in Overland Park and offices located in Aachen (Germany). Coral Gables (Latin American operations), Copenhagen, Beirut, Dublin, London, Folkestone (United Kingdom), Hong Kong, Luxembourg, Singapore,

Tokyo, Madrid, Mexico City, Munich, Paris and Turin. The Company writes business in all fifty states, the District of Columbia, certain provinces of Canada and elsewhere throughout the world.

   The Company's business strategy is to continue to increase premium volume by acquiring existing businesses, particularly in the international market, by expanding its international operations through internal growth, by enhancing the Company's domestic position with the large regional and national primary insurers while retaining the Company's historical focus on small and medium regional customers, and by expanding the Company's product lines to take advantage of market opportunities. The Company does not intend, however, to increase premium volume at the expense of its underwriting results. See "Lines of Business" below.

   As part of the Company's international expansion strategy, in 1995 the Company acquired over 93% of the outstanding shares of Frankona Ruckversicherungs-Aktiengesellschaft ("Frankona Re") and certain assets (the "Aachen Re Business") comprising a majority of the reinsurance business of Aachener Ruckversicherungs-Gesellschaft Aktiengesellschaft ("Aachen Re"), two major reinsurance businesses in Germany, and in 1994 acquired a block of life and health reinsurance business in the United Kingdom. See "International Expansion" below.

   The Company's operating strategy is to maximize its profitability by capitalizing on its financial resources and reputation and its position as a major direct writer of reinsurance, building long-term relationships with its clients and limiting its exposure through adherence to strict underwriting guidelines. Management believes that the Company's size, claims-paying ratings, and reputation will enable the Company to maintain and enhance its position in the markets in which it competes.

   As one of the largest direct writers of reinsurance in the United States, the Company works directly with its clients which enhances the Company's ability to evaluate its clients and their respective risks and allows the Company to be more responsive to the individual needs of its customers. The Company utilizes its network of branch and satellite offices throughout the world to service the particular needs of its reinsurance clients. This system enables the Company to provide a wider range of services targeted at the needs of a particular market. To enhance its responsiveness to customer needs, the Company is also continuing to decentralize underwriting decisions and customer service in its property and casualty segment.

   The Company manages and diversifies its risk through the careful underwriting of risks, active claims management and the purchase of retrocessional coverage. The Company expects that decentralization of underwriting decisions will not compromise its underwriting results because of the continued implementation of its comprehensive written underwriting guidelines. The Company monitors adherence to underwriting guidelines through the use of computer systems and internal audits.

   Unless otherwise indicated, all financial data has been prepared in accordance with United States generally accepted accounting principles ("GAAP").

   The Company's principal executive offices are located at 5200 Metcalf, Overland Park, Kansas 66201, Telephone No. (913) 676-5200.

Overview of the Reinsurance Industry

   Reinsurance is a form of insurance in which a reinsurer indemnifies a primary insurer against part or all of the liability assumed by the primary insurer under one or more insurance policies. Reinsurance provides a primary insurer with several major benefits: a reduction in net liability on individual risks, protection against catastrophic losses and assistance in maintaining acceptable financial ratios. Reinsurance also provides a primary insurer with additional underwriting capacity by allowing the primary insurer to accept larger risks and to expand the book of business it writes at a faster rate.

   There are two basic types of reinsurance agreements: treaties and facultative certificates. A treaty is an agreement, usually continuous or renewable on an annual basis, between a primary insurer and a reinsurer under which the reinsurer automatically will assume a predetermined portion of risk associated with each policy written on a book or class of business, generally up to a specified limit per insured. Under a facultative certificate, the primary insurer cedes and the reinsurer assumes all or part of the risks insured under a single primary insurance policy. A facultative certificate is separately negotiated for each risk or group of risks ceded. Facultative reinsurance is normally purchased by insurance companies for (1) individual risks not covered by their reinsurance treaties, (2) higher limits on risks covered by their reinsurance treaties,
(3) supplementing the protection provided by its reinsurance treaties and (4) risks outside of the cedent's normal book of business.

   Reinsurers indemnify primary insurers under treaties and facultative certificates on either a proportional or excess of loss basis. In the case of proportional reinsurance, the reinsurer, in return for a predetermined portion or share of the insurance premium charged by the primary insurer, indemnifies the primary insurer against a predetermined similar portion of the losses and loss adjustment expenses ("LAE") of the primary insurer under the covered primary policy or policies. In the case of excess of loss reinsurance, the reinsurer indemnifies the primary insurer against all or a specific portion of losses on underlying insurance policies in excess of a specified dollar amount known as the "retention" or "attachment point," subject to a negotiated limit. Premiums payable to the reinsurer by the primary insurer for excess of loss coverage are not directly proportional to the premiums the primary insurer receives because the reinsurer does not assume a proportionate risk. Reinsurers that provide financial reinsurance enter into contracts with insurance companies pursuant to which the primary insurer enhances its statutory surplus by utilizing excess statutory surplus of the reinsurer. The insurer pays the reinsurer a fee for this service.

   Reinsurers may purchase reinsurance to cover some or all of their own risk exposure, subject to market availability. Reinsurance of reinsurance is called retrocession. Reinsurance companies cede risks under retrocessional agreements to other reinsurers, commonly referred to as retrocessionaires, for reasons similar to those that cause primary insurers to purchase reinsurance, namely to reduce net liability on individual risks, to protect against catastrophic losses, to stabilize financial ratios and to obtain additional underwriting capacity. See "Risk Management and Retrocession Program" below.

   Revenues of reinsurers principally consist of premiums assumed from ceding companies, net of the cost of reinsurance purchased from retrocessionaires, plus investment income. In general, premiums are included in revenues ratably over the period of the Company's exposure to loss.

Lines of Business

   The Company's two business segments are (1) property and casualty insurance/reinsurance and (2) life reinsurance. The Company's principal product lines under the property and casualty segment are traditional property and casualty reinsurance, healthcare reinsurance and specialty insurance (generally primary property and casualty insurance) and its principal product lines under the life reinsurance segment are traditional life reinsurance and financial reinsurance. The Company also provides primary insurance products to hospitals, health maintenance organizations and medical professionals as part of its healthcare product line and to niche customers as part of its specialty insurance product line.

   The Company's strategy for expanding its property and casualty business includes increasing its offerings of sophisticated liability products, including errors and omissions, directors and officers, products, and transportation liability coverages. The Company is also expanding its liability business in Europe, as the shift from a manufacturing to service economy is expected to increase demand for liability reinsurance products in this market. The Company also plans to expand its healthcare business to take advantage of the continued healthcare industry consolidation into integrated healthcare systems by offering new products such as its complete healthcare excess liability package (which includes medical professional, errors and omissions, directors and officers and other liability coverages) to hospitals, managed care organizations and other healthcare providers. The Company also intends to continue to focus on its specialty product line by taking advantage of new product opportunities evolving in the communications industry. The Company's strategy for expanding its life segment includes increasing its presence in the international markets by developing new products for the aging population and taking advantage of improved regulatory environments in Europe and Asia.

   Unless otherwise indicated, the Company's domestic results include business written in the United States (including business written in the United States where the reinsured is outside the United States) and Canada, and the international results include all other business written by the Company. The following table shows the geographic breakdown, based on net premiums written, of the Company's principal product lines.

                                                 Year Ended December 31,
                         -----------------------------------------------------------------------
                               1992              1993                       1994
                         ----------------- ----------------- -----------------------------------
                                                                  Actual         Pro Forma(1)
                                                             ----------------- -----------------
                                   Inter-            Inter-            Inter-            Inter-
                         Domestic national Domestic national Domestic national Domestic national
                         -------- -------- -------- -------- -------- -------- -------- --------
                                                      (in millions)
Property and Casualty
 Segment
  Property and
   Casualty.............  $  825    $250    $1,250    $310    $1,276    $405    $1,397   $2,455
  Healthcare............     521     ---       605     ---       532     ---       532      ---
  Specialty.............     134     ---       153     ---       167     ---       167      ---
Life Segment............      72      30        53      42        59     134        96      307
                          ------    ----    ------    ----    ------    ----    ------   ------
    Total...............  $1,552    $280    $2,061    $352    $2,034    $539    $2,192   $2,762
                          ======    ====    ======    ====    ======    ====    ======   ======

--------
(1) The pro forma data included in the above table reflect the acquisitions of Frankona Re and the Aachen Re Business as if they occurred on January 1, 1994.

   The following table presents the types of risks reinsured and insured by the Company, based on net premiums written, for the years indicated.

                                                    Year Ended December 31,
                                               ---------------------------------
                                                1992   1993         1994
                                               ------ ------ -------------------
                                                             Actual Pro Forma(1)
                                                             ------ ------------
                                                      (in millions)
Property and Casualty Segment
  Fire, Wind, and Allied Lines................ $  279 $  476 $  492    $1,054
  General Liability...........................    347    390    442       619
  Accident & Health...........................    328    417    360       464
  Multiple Peril..............................    116    265    278       290
  Auto........................................    183    222    229       731
  Medical Malpractice.........................    158    169    154       156
  Workers' Compensation.......................    140    146    131       131
  Ocean Marine................................     62     94    130       241
  Fidelity, Surety & Other Financial..........     71     63     72       172
  Aviation....................................     30     57     69       479
  Other.......................................     16     19     23       214
Life Segment..................................    102     95    193       403
                                               ------ ------ ------    ------
    Total..................................... $1,832 $2,413 $2,573    $4,954
                                               ====== ====== ======    ======

--------
(1) The pro forma data included in the above table reflect the acquisitions of Frankona Re and the Aachen Re Business as if they occurred on January 1, 1994.

   The following is a summary description of the Company's domestic and international business. For a description of the Company's recent international acquisitions, see "International Expansion" below.

 Property and Casualty Insurance/Reinsurance Segment

   Property and Casualty Reinsurance. The Company's largest product line, measured by net premiums written, consists of traditional property and casualty reinsurance. See "Lines of Business." Based on net premiums written, property and casualty reinsurance accounted for approximately 65% of the Company's worldwide business in 1994. On a pro forma basis, assuming the acquisitions of Frankona Re and the Aachen Re Business had occurred on January 1, 1994, based on net premiums written, property and casualty reinsurance would have accounted for 78% of the Company's worldwide business in 1994.

   The Company's domestic property and casualty business which, based on 1994 net premiums written, accounted for 54% of its property and casualty business segment (or 31% on a pro forma basis, assuming the acquisitions of Frankona Re and the Aachen Re Business had occurred on January 1, 1994), is conducted throughout the United States and Canada. For the year ended December 31, 1994, approximately 44% of the Company's domestic net premiums written from the property and casualty segment were derived from property reinsurance, approximately 36% from casualty reinsurance, approximately 11% from aviation and marine reinsurance and approximately 9% from other lines of reinsurance.

   The Company's international property and casualty business which, based on 1994 net premiums written, accounted for 17% of its property and casualty business segment (or 54% on a pro forma basis assuming the acquisitions of Frankona Re and the Aachen Re Business had occurred on January 1, 1994), services worldwide markets, including Germany, Scandinavia, the United Kingdom, France, Italy, Spain and countries in the Middle East and Far East. For the year ended December 31, 1994, approximately 62% of the Company's international net premiums written from property and casualty reinsurance were derived from property reinsurance, approximately 26% from casualty reinsurance and approximately 12% from marine and aviation reinsurance.

   Assuming the acquisitions of Frankona Re and the Aachen Re Business had occurred on January 1, 1994, for the year ended December 31, 1994, approximately 45% of the Company's international net premiums written from property and casualty reinsurance would have been derived from casualty, reinsurance, approximately 32% from property reinsurance, approximately 17% from aviation reinsurance and approximately 6% from marine reinsurance, and the Company would have derived approximately 95% of its international property and casualty net premiums written from European markets and approximately 5% from other international markets.

   Based on 1994 net premiums written and assuming the acquisitions of Frankona Re and the Aachen Re Business had occurred on January 1, 1994, approximately 68% of the Company's domestic property and casualty reinsurance and approximately 63% of the Company's international property and casualty reinsurance was written on a direct basis. Based on data published by the Reinsurance Association of America ("RAA"), ERC is the second largest of the six major professional direct underwriters of reinsurance in the United states. Direct writers provide reinsurance directly to primary insurance companies without the assistance of reinsurance brokers. Over the past five years, direct writers of property and casualty reinsurance in the United States have reported results to the RAA that were consistently superior to those of United States broker reinsurers on a statutory combined ratio basis. See "Domestic Statutory Property and Casualty Ratios" below. The Company writes the remaining property and casualty reinsurance business through reinsurance brokers.

   The Company's premium volume in the property and casualty segment is derived principally from treaty agreements, which enable the Company to maintain lower operating costs because fewer personnel are required to administer treaty business than facultative business. The following table shows the Company's breakdown between treaty and facultative property and casualty reinsurance, based on net premiums written.

                                                    Year Ended December 31,
                              --------------------------------------------------------------------
                                       1992                   1993                   1994
                              ---------------------- ---------------------- ----------------------
                              Domestic International Domestic International Domestic International
                              -------- ------------- -------- ------------- -------- -------------
                                                         (in millions)
     Treaty..................   $742       $239       $1,131      $296       $1,130      $383
     Facultative.............     83         11          119        14          146        22
                                ----       ----       ------      ----       ------      ----
       Total.................   $825       $250       $1,250      $310       $1,276      $405
                                ====       ====       ======      ====       ======      ====

   Most of the Company's casualty business is written on an excess of loss basis because it better enables the Company to control its exposure on business that has a relatively longer "tail". The Company's property business is written on both an excess of loss and a proportional basis.

   The Company is continuing to decentralize underwriting decisions and consumer service. The Company believes that writing and servicing business on a localized basis enables it to render better service to its customers. Generally, the Company is the lead reinsurer for any domestic program in which it participates, enabling it to negotiate the terms of the reinsurance. The Company also acts as the lead reinsurer on a portion of its international business.

   In recent years insurance companies have directed more business to the better-capitalized, more highly-rated reinsurers, which has led to a consolidation in the reinsurance industry. Although this consolidation has decreased the number of reinsurers, it has increased the number of companies that are competitive with the Company. In competing with a smaller number of global reinsurers, the Company has found that a number of its global customers are increasingly demanding that reinsurers provide a broad range of coverages. In response to this trend, the Company has expanded the property and casualty risks it reinsures beyond it more traditional property and casualty reinsurance business to include risks such as errors and omissions, directors and officers, and long-haul trucking liability. Management believes that the Company is well positioned to compete on a global basis in these markets.

   The property and casualty reinsurance industry has experienced a significant increase in catastrophic exposure and loss in recent years. Increased population density, particularly in regions susceptible to tropical storms or earthquakes, and the higher incidence and greater severity of catastrophes, has increased the losses incurred in many recent catastrophes. As a result of these developments, the Company has taken steps to limit its exposure to catastrophic property and casualty losses by carefully monitoring and allocating its property and casualty exposure to specific geographic zones, both domestically and internationally.

   Healthcare. As part of the Company's property and casualty business segment, the Company provides insurance and reinsurance for the healthcare industry. Coverages include primary insurance and reinsurance for medical professional liability and reinsurance protecting primary insurers (including self-insurers) in the healthcare market (i.e., reinsurance of major medical, long-term disability and critical illness coverages). In 1994, the Company's healthcare business was written entirely in the domestic market and accounted for approximately 21% of the Company's worldwide net premiums written.

   Traditionally, the Company has provided facultative reinsurance coverage on an excess of loss basis for medical malpractice policies purchased by hospitals and nursing homes and treaty reinsurance on both an excess of loss and a proportional basis to health carriers that insure both individuals and groups. The development of new methods to deliver healthcare, along with the concomitant limits imposed on fees recoverable by hospitals and managed care organizations, has produced new business opportunities in this product line. In addition to the coverages described above, the Company now writes reinsurance covering multiple types of risks for hospitals, managed care organizations and other healthcare providers, including physicians. These coverages are usually written on an excess of loss basis. The Company also provides primary stop loss insurance coverage, which protects an employer from catastrophic loss on self-insured health benefits for its employees, and primary provider excess coverage, which protects healthcare providers from losses under capitated healthcare plans and specific and aggregate excess workers' compensation coverage for self-insured workers' compensation programs.

   The changes in the healthcare delivery systems have led to increased competition in the healthcare insurance market. Companies that historically specialized in physician business are now expanding their scope to write hospital professional liability and companies that specialized in hospital liability are aggressively competing for physician business to serve the needs of their hospital clients that are purchasing physician practices. The Company believes that it is well positioned to compete in the healthcare market because of its wide range of experience in providing healthcare liability coverage.

   Specialty Insurance. An additional component of the Company's domestic property and casualty business is its specialty insurance product line, which generally consists of commercial property and casualty policies written on a primary basis in niche markets. The Company's specialty business concentrates on providing commercial insurance products for target markets, usually professional associations and homogeneous groups. These products include professional liability programs, communications/media liability coverages and some niche programs in the general casualty area. This coverage provides insurance for errors and omissions ("E&O") arising out of the professional activities of the insureds. Professional classes underwritten include property and casualty insurance agents and brokers, life and health insurance agents and brokers, real estate professionals, educators and school board members, directors and officers (not-for-profit), and a few miscellaneous classes such as travel agents, computer consultants, and marketing consultants. The majority of this business provides coverage to property and casualty and life insurance agents and brokers. The Company's specialty business accounted for approximately 6% of the Company's worldwide net premiums written in 1994.

   Competition for the classes of business underwritten by the Company's specialty product line has recently increased as more companies have redirected their resources to the specialty niche business. In order to compete for this business the Company has provided value-added services, including enhanced underwriting services, to its specialty line customers.

Life Reinsurance Segment

   Life Reinsurance. The Company is engaged in the reinsurance of traditional life insurance products, including term, whole and universal life annuities, group long term health and health products and the provision of financial reinsurance to life insurers. Based on net premiums written, life reinsurance accounted for approximately 8% of the Company's worldwide business in 1994 and would have accounted for the same percentage of such business on a pro forma basis, assuming the acquisitions of Frankona Re and the Aachen Re Business had occurred as of January 1, 1994.

   With respect to life reinsurance, the Company writes mostly on a direct basis with primary insurers. The Company's traditional life reinsurance business consists principally of treaty business and is written generally on an excess of loss basis. Pricing and other underwriting decisions are generally made at the Company's headquarters; however, the Company's largest international branches retain the authority to make these decisions.

   The Company's domestic life reinsurance business is comprised exclusively of traditional life reinsurance contracts and is written in every state in the United States. The Company's international life reinsurance business services worldwide markets, including the United Kingdom, France, Spain, Scandinavia, Italy, Singapore, Mexico, Israel and Greece. For the year ended December 31, 1994, the Company derived approximately 70% of its international life reinsurance net premiums written from the United Kingdom and approximately 30% from the rest of its international operations. For the year ended December 31, 1994, 51% of the Company's international life reinsurance net premiums written were for healthcare reinsurance with the balance for traditional life reinsurance contracts. If the acquisitions of Frankona Re and the Aachen Re Business had occurred as of January 1, 1994, the Company expects that approximately 56% of its 1994 international life reinsurance net premiums written would have been derived from Germany with the United Kingdom providing slightly less than 31%.

   The company believes that increases in life expectancy, decreases in public funding for social programs in Europe and deregulation of the life reinsurance markets in Europe and Japan present increased opportunities for the Company's life reinsurance business line. In response to these trends, the Company has expanded its presence in the international life reinsurance market by increasing its presence in the market for reinsurance of annuity providers.

   Financial Reinsurance. Financial reinsurance is primarily designed to enhance the current statutory surplus of the ceding company while reducing future statutory earnings as amounts are repaid to the reinsurer. This financial transaction is effectively collateralized by anticipated future income streams from selected insurance policies. The Company writes financial reinsurance through brokers and generally only for companies with credit ratings of not less than "A" at the inception of the policy and that have a minimum capital and surplus of $15 million. Financial reinsurance typically has a duration of three to five years. Historically, fees generated by the Company's financial reinsurance business have not been a significant contributor to the Company's consolidated revenues or net income.

International Expansion

   The Company has expanded its international business in part through the extension of its branch office network. The Company opened new branches in Madrid, Munich and the United Kingdom (life branch) in 1989, Turin in 1990, Paris in 1991, Singapore in 1992, Hong Kong in 1994 and Tokyo and Mexico City in 1995.

   The Company has also pursued acquisitions of non-United States based reinsurance companies as part of its growth strategy. In July 1994, the Company acquired $1.5 billion in assets related to a block of life and health reinsurance business form NRG Victory Reinsurance Limited (the "NRG Business") in the United Kingdom. In addition, in July 1995, the Company consummated its purchase of certain assets comprising a majority of the reinsurance business of Aachen Re for approximately $143 million and its purchase of over 92% of the outstanding shares of Frankona Re for approximately $879 million. The Company believes that these acquisitions will significantly increase its presence in the expanding European markets.

   Frankona Re was founded in 1886 and, according to Business Insurance, is the ninth largest reinsurer in the world and the fourth largest reinsurer in Germany (based on Frankona Re's consolidated net premiums written of $1.8 billion in 1994). As of December 31, 1994, Frankona Re had total assets equal to approximately $4.0 billion. Frankona Re operates primarily as a direct reinsurer (except for aviation business, which is placed primarily through brokers). In 1994, Frankona Re's Munich operations (which accounted for 89% of Frankona Re's net premiums written) derived 22% of its net premiums written from aviation reinsurance, 19% from automobile reinsurance, 14% from fire reinsurance and 18% from life reinsurance (based on Frankona Re's German GAAP reports to German regulators). Frankona Re is also engaged in general liability, personal accident and marine reinsurance. In 1994, based on gross premiums written, approximately 56% of Frankona Re's business originated outside of Germany and approximately 26% of Frankona Re's non-German business originated from the United States and Canada (based on Frankona Re's German GAAP reports to German regulators). Frankona Re's premium volume is derived principally from treaty agreements and it writes its business on both an excess of loss and proportional basis. Frankona Re also acts as lead reinsurer on several of the lines of business that it writes.

   For the year ended December 31, 1993, Frankona Re had an approximately 15% share of the global aviation reinsurance market, based on net premiums written. Underwriting results for the aviation business tend to be more volatile than some of the Company's other business lines and are subject to the low frequency/high severity nature of aviation accidents. Although the maximum assumed risk per exposure permitted under Frankona Re's aviation reinsurance underwriting guidelines is $100 million for treaty business and $150 million for facultative business, the use of retrocession by Frankona Re reduces the net exposure to $3.3 million per event.

   Aachen Re was founded in 1853. Net premiums written for the Aachen Re Business totaled $606 million in 1994. The Aachen Re Business is written primarily in Europe (approximately 55% in Germany) on a direct basis and principally consists of automobile, fire and life reinsurance. The Aachen Re Business also consists of reinsurance of German and non-German businesses in the following lines of insurance: property, automobile, life and health, general liability and marine.

 Geographic Distribution of Business

   The following table presents information regarding the Company with respect to net premiums written by the location of the insured or ceding company.

                                                    Year Ended December 31,
                                               ---------------------------------
                                                1992   1993         1994
                                               ------ ------ -------------------
                                                             Actual Pro forma(1)
                                                             ------ ------------
                                                         (in millions)
United States................................. $1,428 $1,909 $1,861    $2,019
Canada........................................     44     62     79        92
Europe........................................    246    313    472     2,626
Latin America.................................     28     30     34        34
Asia/Australia................................     69     77    106       162
All Others....................................     17     22     21        21
                                               ------ ------ ------    ------
    Total..................................... $1,832 $2,413 $2,573    $4,954
                                               ====== ====== ======    ======

--------
(1) The pro forma data included in the above table reflect the acquisitions of Frankona Re and the Aachen Re Business as if they occurred on January 1, 1994.

 Ratings

   ERC is rated "A++ (Superior)" by A.M. Best, the highest of A.M. Best's 15 ratings. "A++ (Superior)" is assigned by A.M. Best to those companies that, in its opinion, have demonstrated superior overall performance when compared to the standards established by A.M. Best and have demonstrated a very strong ability to meet obligations to policyholders over a long period of time. According to A.M. Best, the objectives of its rating system are to evaluate the factors affecting overall performance of an insurance company in order to provide A.M. Best's opinion of the company's financial strength, operating performance and ability to meet its obligations to policyholders. A.M. Best's ratings are based on factors relevant to policyholders, ceding companies, agents, brokers, and other intermediaries and are not directed to the protection of investors.

   ERC is rated "AAA" by S&P for its claims-paying ability. An "AAA" rating represents the highest of S&P's 22 ratings. A claims-paying rating of "AAA" is assigned by S&P to those companies that, in its opinion, have superior financial security on an absolute and relative basis where the capacity to meet policyholder obligations is overwhelming under a variety of economic and underwriting conditions.

   ERC is rated "Aaa" by Moody's for its claims-paying ability, the highest of Moody's nineteen qualitative ratings. A rating of "Aaa" is assigned by Moody's to insurance companies which offer exceptional financial security.

   Claims-paying ability ratings do not reflect an insurer's ability to meet non-policy obligations (such as the repayment of indebtedness).

   Frankona Re and the subsidiary holding the Aachen Re Business have recently received "AAA" claims-paying ability ratings from S&P. ERAC, GE Global's principal domestic life reinsurance subsidiary, is rated "A+ (Superior)" by A.M. Best. Some of GE Global's other subsidiaries are also rated by certain domestic and foreign rating agencies. There can be no assurance that the ratings for ERC or any of GE Global's other subsidiaries will be maintained.

Domestic Statutory Property and Casualty Ratios

   Although a reinsurer may have a combined ratio in excess of 100%, it may still be profitable due to investment income earned on the reinsurer's investment portfolio. The following table sets forth the statutory property and casualty loss and LAE ratios, underwriting expense ratios and combined ratios of ERC's domestic operations for the years 1992 through 1994 and compares them to those of the five other major direct writers of reinsurance in the United States and to the United States property and casualty reinsurance industry as a whole for the same periods. These ratios are calculated on a statutory, rather than GAAP, basis in accordance with industry practice.

                                                              December 31,
                                                            -------------------
                                                            1992   1993   1994
                                                            -----  -----  -----
Statutory ratios(1)
ERC's domestic operations:
  Loss and LAE ratio.......................................  78.2%  82.0%  80.4%
  Underwriting expense ratio...............................  26.4   22.9   24.2
                                                            -----  -----  -----
  Combined ratio........................................... 104.6% 104.9% 104.6%
                                                            =====  =====  =====
The five other major direct reinsurers(2):
  Loss and LAE ratio.......................................  80.8%  70.6%  73.2%
  Underwriting expense ratio...............................  32.3   33.4   32.1
                                                            -----  -----  -----
  Combined ratio........................................... 113.1% 104.0% 105.3%
                                                            =====  =====  =====
Property and casualty reinsurance industry(3):
  Loss and LAE ratio.......................................  85.8%  76.5%  76.9%
  Underwriting expense ratio...............................  31.6   30.8   29.8
                                                            -----  -----  -----
  Combined ratio........................................... 117.4% 107.3% 106.7%
                                                            =====  =====  =====

--------
(1) Represents statutory data for the applicable periods. Loss and LAE ratio represents the sum of statutory losses and LAE (loss adjustment expenses) as a percentage of statutory net premiums earned. Underwriting expense ratio represents underwriting expenses as a percentage of statutory net premiums written. Combined ratio represents the sum of the statutory loss and LAE ratio and the statutory underwriting expense ratio.
(2) Weighted average of the five other major direct reinsurers in the U.S. (General Reinsurance Corporation, American Re-Insurance Company, Munich American Reinsurance Company, National Reinsurance Corporation and North American Reinsurance Corporation). Source: RAA.
(3) Source: RAA.

Property and Casualty Reserves for Unpaid Losses and Loss Adjustment Expenses


   Domestic. GE Global's domestic subsidiaries maintain reserves to cover their estimated ultimate liability for unpaid losses and LAE with respect to reported and unreported claims incurred as of the end of each accounting period (net of estimated related salvage and subrogation claims). These reserves are estimates that involve actuarial and statistical projections of the expected cost of the ultimate settlement and administration of unpaid claims based on facts and circumstances then known, estimates of future trends in claims severity and other variable factors such as inflation and new concepts of liability. The inherent uncertainties of estimating loss reserves are exacerbated for reinsurers by the significant periods of time that often elapse between the occurrence of an insured loss, the reporting of the loss to the primary insurer and, ultimately, to the reinsurer, and the primary insurer's payment of that loss and subsequent indemnification by the reinsurer (the "tail"). As a consequence, actual losses and LAE paid may deviate, perhaps substantially, from estimates reflected in the insurance companies' reserves in their financial statements. Adjustments to previously reported reserves for net losses and LAE are reflected in the financial statements in the period in which the adjustment occurs.

   When a claim is reported to a ceding company, the ceding company's claims personnel establish a "case reserve" for the estimated amount of the ultimate payment. The estimate reflects the informed judgment of such personnel based on general insurance reserving practices and on the experience and knowledge of such personnel regarding the nature and value of the specific type of claim. The Company, in turn, typically establishes a case reserve when it receives notice of a claim from the ceding Company. Such reserves are based on an independent evaluation by the Company's claims departments, taking into consideration coverage, liability, severity of injury or damage, jurisdiction, an assessment of the ceding company's ability to evaluate and handle the claim, and the amount of reserves recommended by the ceding company. Case reserves are adjusted periodically by the claims departments of the Company based on subsequent developments and audits of ceding companies.

   In accordance with industry practice, the Company maintains loss reserves for claims incurred but not reported ("IBNR"). Such reserves are established to provide for future case reserves and loss payments on incurred claims that have not yet been reported to an insurer or reinsurer. In calculating IBNR reserves, the Company uses generally accepted actuarial reserving techniques that take into account quantitative loss experience data, together with, where appropriate, qualitative factors. IBNR reserves are based on loss experience and are grouped both by class of business and by accident year. IBNR reserves are also adjusted to take into account certain additional factors, such as changes in the volume of business written, reinsurance contract terms and conditions, the mix of business, claims processing and inflation, that can be expected to affect the Company's liability for losses over time.

   International. The Company's international property and casualty reinsurance operations establish their reserves using analytical techniques similar to those utilized by GE Global's domestic subsidiaries. They also maintain IBNR reserves using actuarial and statistical projections. The potential for adverse development of the Company's reserves for its international business, as compared to that of its domestic business, is reduced because the international operations have a relatively low proportion of longer tail exposures. As of December 31, 1994, approximately 16% of the Company's international reserves ($76 million) related to business acquired by the Company from Assurance Compagniet Baltica Aktiesellskab ("Baltica") in 1988. At the time of the acquisition, the Company obtained from Baltica a 90% loss development guarantee, pursuant to which Baltica is obligated to pay the Company, at December 31, 1997, 90% of the amount of loss reserve development (adjusted for certain income and expenses) from 1988 to such date. Baltica has recently been acquired by Tryg Insurance Group of Denmark.

   Management of the Company believes that its aggregate reserves for losses and LAE are adequate. To the extent reserves prove to be inadequate in any period after taking into account available retrocessional coverage, the Company would have to augment such reserves and incur a charge to earnings in such period.

   Reserve Development. The table that follows presents the development of net balance sheet liabilities of ERC and subsidiaries for unpaid claims and claims expenses for 1984 through 1994.

   Net Liability. The first row of data shows the estimated net liability for unpaid claims and claims expenses at December 31 for each year from 1984 to 1994. The liability includes both case and IBNR reserves as of each year-end date. The rows immediately following the first row of data show cumulative paid data at December 31, as of one year, two years, etc., through up to 10 years of subsequent payments.

   Net Liability Re-estimated. The middle rows of data show the re-estimated amount for previously reported net liability based on experience as of the end of each subsequent calendar year's results. This estimate is changed as more information becomes known about underlying claims for individual years. The amount in the line titled "Redundancy (Deficiency) at December 31, 1994", represents for each calendar year reflected at the top of a particular column (the "Base Year") the aggregate change in (i) GE Global's original estimate of net liability for unpaid losses and LAE for all years prior to and including the Base Year compared to (ii) GE Global's reestimate as of December 31, 1994 of net liability for unpaid losses and LAE for all years prior to and including the Base Year. A redundancy means that the original estimate was greater than the reestimate and a deficiency means that the original estimate was less than the reestimate. By way of example, the deficiency for the year 1993, calculated as of December 31, 1994, represents a deficiency in GE Global's original estimate of unpaid losses and LAE for 1993 and prior years.

   The last seven lines of data present the development of reserves on a "gross of reinsurance" basis, reconciled to the "net of reinsurance basis" shown in the immediately preceding tables. See "Risk Management and Retrocession Program"below.

           Changes in Historical Reserves for Unpaid Losses and LAE For the Last Ten Years--GAAP Basis as of December 31, 1994

                            Year Ended December 31,

                           1984     1985     1986    1987    1988    1989    1990    1991    1992    1993    1994
                          -------  -------  ------  ------  ------  ------  ------  ------  ------  ------  ------
                                                          (in millions)
Net liability for unpaid
 losses and LAE.........  $ 1,263  $ 1,561  $2,083  $2,620  $3,087  $3,338  $3,579  $3,596  $3,991  $4,525  $5,071
Paid (cumulative ) as
 of:                                                                                                            --
One year later..........      360      538     554     615     681     706     747     665     802     949      --
Two years later.........      612      807     899   1,006   1,064   1,125   1,119   1,103   1,274      --      --
Three years later.......      783    1,050   1,202   1,314   1,432   1,469   1,524   1,499      --      --      --
Four years later........      940    1,281   1,429   1,553   1,687   1,746   1,772      --      --      --      --
Five years later........    1,102    1,472   1,612   1,754   1,919   1,929      --      --      --      --      --
Six years later.........    1,241    1,603   1,764   1,945   2,065      --      --      --      --      --      --
Seven years later.......    1,337    1,720   1,901   2,063      --      --      --      --      --      --      --
Eight years later.......    1,428    1,829   1,998      --      --      --      --      --      --      --      --
Nine years later........    1,514    1,908      --      --      --      --      --      --      --      --      --
Ten years later.........    1,580       --      --      --      --      --      --      --      --      --      --
Net liability re-
 estimated as of:
One year later..........  $ 1,250  $ 1,672  $2,177  $2,746  $3,134  $3,390  $3,616  $3,625  $3,919  $4,612      --
Two years later.........    1,407    1,899   2,385   2,861   3,220   3,482   3,583   3,587   4,066      --      --
Three years later.......    1,572    2,108   2,541   2,941   3,346   3,462   3,564   3,701      --      --      --
Four years later........    1,737    2,315   2,672   3,057   3,360   3,472   3,654      --      --      --      --
Five years later........    1,890    2,465   2,807   3,094   3,406   3,357      --      --      --      --      --
Six years later.........    2,035    2,569   2,848   3,151   3,470      --      --      --      --      --      --
Seven years later.......    2,122    2,619   2,916   3,210      --      --      --      --      --      --      --
Eight years later.......    2,181    2,696   2,979      --      --      --      --      --      --      --      --
Nine years later........    2,238    2,756      --      --      --      --      --      --      --      --      --
Ten years later.........    2,315       --      --      --      --      --      --      --      --      --      --
Redundancy (Deficiency)
 at December 31, 1994...  $(1,052) $(1,195) $ (896) $ (590) $ (383) $ (199) $  (75) $ (105) $  (75) $  (87)
                                                                                             1992    1993    1994
                                                                                            ------  ------  ------
                                                                                               (in millions)
Gross liability--end of
 year                                                                                       $4,815  $5,312  $6,020
Reinsurance recoverables
 on unpaid losses.......                                                                       824     787     949
                                                                                            ------  ------  ------
Net liability--end of
 year...................                                                                     3,991   4,525  $5,071
Gross re-estimated
 liability--latest......                                                                     5,240   5,685      --
Re-estimated reinsurance
 recoverables on latest
 unpaid losses..........                                                                     1,174   1,073      --
                                                                                            ------  ------  ------
Net re-estimated
 liability--latest......                                                                     4,066   4,612      --
Gross cumulative
 redundancy
 (deficiency)...........                                                                    $ (425) $ (373)     --

--------
Note: For a description of the purpose of the above table and the various table sections, please refer to the bottom of the preceding page entitled "Reserve Development."

   A number of major trends that occurred within the insurance industry, the economy in general and several Company-specific factors have had a significant effect on the Company's liabilities for unpaid claims and claims expenses during the period covered by the preceding table. The loss reserve deficiencies developed to December 31, 1994, as reflected in the preceding table, included reserve deficiencies of approximately $425 million in 1984, $461 million in 1985, $336 million in 1986, $226 million in 1987, $150 million in 1988 and $99 million in 1989 related to the general liability business on the books of Puritan Excess and Surplus Lines Insurance Company ("PESLIC") before the Company's acquisition of PESLIC in 1994. Prior to 1994, PESLIC was owned by GE Capital. Additionally, beginning in 1985 the Company strengthened the reserves for its excess liability and workers' compensation business for qualified self-insured employers. Loss reserve development in the mid 1980's in these businesses reflected the inadequate premium rates which resulted from intense competition in the market during that period. In the late 1980's the reinsurance market, in general, reacted to the rate deficiencies and the resulting loss reserve development by increasing rates and strengthening loss reserves. This is reflected, with respect to the Company, in the significant reductions in the reserve deficiencies in recent years.

   To a lesser degree, development of asbestos and environmental claims has affected the Company's results. Inflation in certain lines of reinsurance business has also had an adverse effect on liabilities for claims and claim expenses, particularly in excess of loss reinsurance. Also affecting the reserve structure has been an increase in both frequency and severity of claims, especially after 1985. Partially offsetting the above factors is favorable development in recent years in medical professional liability and facultative casualty businesses as well as an increase in net retentions by ceding companies.

   The liabilities for claims and claim expenses in the preceding table include long-term disability claims that are discounted at a 6% rate. As a result of discounting the Company's long-term disability claims, the Company's total liabilities for claims and claims expenses have been reduced by an estimated 5% and 7% at December 31, 1993 and 1994, respectively. The amortization of discount is included in current operating results as part of the development of prior year liabilities. For the years ended December 31, 1992, 1993 and 1994, long-term disability discounts accrued as a percentage of claims, claim expenses and policy benefits were approximately 4%, 5% and 8%, respectively and discounts amortized were approximately 1% in all years.

   The reconciliation of reserves for unpaid losses and LAE on a GAAP basis for each of the years indicated is shown below.

                                                         Years Ended December
                                                                 31,
                                                         ----------------------
                                                          1992    1993    1994
                                                         ------  ------  ------
                                                            (in millions)
Reserves at beginning of period......................... $4,170  $4,815  $5,312
Reinsurance recoverable on unpaid losses................    574     824     787
                                                         ------  ------  ------
Net reserves at beginning of period.....................  3,596   3,991   4,525
Net incurred related to:
  Current period........................................  1,290   1,751   1,657
  Prior periods.........................................     29     (72)     87
                                                         ------  ------  ------
Total net incurred......................................  1,319   1,679   1,744
                                                         ------  ------  ------
Net paid related to:
  Current period........................................    229     301     374
  Prior periods.........................................    665     802     949
                                                         ------  ------  ------
Total net paid..........................................    894   1,103   1,323
                                                         ------  ------  ------
Foreign exchange and other..............................    (30)    (42)    125
                                                         ------  ------  ------
Subtotal................................................  3,991   4,525   5,071
Reinsurance recoverables on unpaid losses...............    824     787     949
                                                         ------  ------  ------
Reserves at end of year................................. $4,815  $5,312  $6,020
                                                         ======  ======  ======

   The reconciliation of reserves for unpaid losses and LAE between statutory basis and GAAP basis for each of the years indicated is shown below.

                                                      Year Ended December 31,
                                                      -------------------------
                                                       1992     1993     1994
                                                      -------  -------  -------
                                                           (in millions)
Statutory Basis U.S. Reserves........................ $ 3,714  $ 4,397  $ 4,966
Adjustments to GAAP Basis(1).........................     (30)    (193)    (383)
                                                      -------  -------  -------
Net GAAP Reserves for U.S. Companies.................   3,684    4,204    4,583
Net GAAP Reserves for Non-U.S. Companies.............     307      321      488
                                                      -------  -------  -------
Net GAAP Reserves....................................   3,991    4,525    5,071
Reinsurance Recoverables.............................     824      787      949
                                                      -------  -------  -------
Gross Reserves on a GAAP Basis....................... $ 4,815  $ 5,312  $ 6,020
                                                      =======  =======  =======

--------
(1) Statutory basis reserves reclassified to other liabilities based on risk transfer provisions of FAS No. 113 (as defined below).

  Environmental and Asbestos Exposure. Prior to 1986, the Company wrote domestic property and casualty reinsurance principally for small to medium-sized primary insurers that did not generally have environmental and asbestos exposures. Although the Company has in the last few years increased its marketing efforts with medium to larger-sized primary insurers, since 1986 primary policies have tended to explicitly exclude environmental and asbestos risks from coverage.

   In establishing the liability for unpaid claims and claim expenses related to asbestos-related illnesses and toxic waste cleanup, management considers facts currently known and the current state of the law and coverage litigation. Liabilities are recognized for known claims (including the cost of related litigation) when sufficient information has been developed to indicate the involvement of specific insurance or reinsurance contracts and when management can reasonably estimate the liability. In addition, liabilities are also recognized with respect to exposures on unasserted claims and potential additional exposures on known claims, and estimates of the liabilities are reviewed and updated continually.

   The gross liability for asbestos-related illnesses, toxic waste cleanup claims and claim expenses and the related reinsurance recoverable was $317 million and $178 million, respectively, at December 31, 1994. These amounts are management's best estimate, based on currently available information, of claims and claim expense payments and recoveries that are expected to develop in future years. The Company monitors evolving case law and its effect on asbestos-related illness and toxic waste cleanup claims. Changing domestic and foreign government regulations and legislation, including continuing congressional consideration of federal Superfund law, newly reported claims, new contract interpretations and other factors could significantly affect future claim development. While the Company has recorded its best estimate of its liabilities for asbestos-related illness and toxic waste cleanup claims based on currently available information, it is possible that additional liabilities may arise in the future. It is not possible to estimate with any certainty the amount of additional net loss, or the range of net loss, if any, that is reasonably possible; therefore there can be no assurance that future liabilities will not materially affect the Company's results of operations, cash flows and financial position.

   The following table presents three calender years of development of losses and LAE reserves associated with the Company's asbestos and environmental claims, including case and IBNR reserves.

                                                        Year Ended December 31,
                                                        -----------------------
                                                         1992    1993    1994
                                                        ------- ------- -------
                                                             (In millions)
Group basis:
  Beginning net reserve balance........................ $   279 $   292 $   309
  Incurred loss and LAE................................      38      36      25
  Loss and LAE paid....................................      25      19      17
  Ending reserve balance...............................    $292    $309    $317
Net Basis:
  Beginning net reserve balance........................ $   112 $   125 $   138
  Incurred loss and LAE................................      20      25       9
  Loss and LAE paid....................................       7      12       8
  Ending reserve balance............................... $   125 $   138 $   139

   Breast Implant Exposure. The Company has minimal exposure to products liability claims involving silicone breast implants. The Company has, in the past, generally avoided the products liability reinsurance business, specifically pharmaceutical and chemical exposures.

Life and Health Reserves for Future Policy Benefits and Accumulated Contract Values

   Future policy benefits for life and health reinsurance contracts are the present value of such benefits based on mortality and other assumptions which were appropriate at the time the policies were issued or, in the event the policies were acquired by the Company from another insurer, at the date of acquisition. Interest rate assumptions used in calculating the present value range from 2% to 8% per annum. Payments received from sales of investment contracts are recognized by providing labilities equal to the accumulated contract values of the policyholders' contracts. Interest rates credited to such investment contracts are guaranteed for the policy terms with renewal rates determined by the Company. Such crediting interest rates ranged from 4.25% to 12.80% per annum in 1994.

Risk Management and Retrocession Program

   The following risk management and retrocession discussion excludes the recently acquired operations of Frankona Re and Aachen Re which are discussed separately below.

   General. The Company purchases reinsurance to cover some or all of its own risk exposures. Reinsurance of reinsurance is called retrocession, and a reinsurer of a reinsurer is called a retrocessionaire. Reinsurance companies enter into retrocessional agreements for reasons similar to those that cause primary insurers to purchase reinsurance, namely to reduce net liability on individual risks, to protect against catastrophic losses, to stabilize their financial ratios and to obtain additional underwriting capacity. Retrocession agreements generally are continuous contracts that have no fixed termination date, but that may be terminated by either party upon notice stated in the agreement. Retrocession agreements rarely provide the reinsurer with an opportunity to opt out of an agreement due to downgrading of the credit rating of the retrocessionaire, but retrocession agreements generally provide for termination upon notice. A retrocession does not discharge a reinsurer from liability to its clients.

   The Company attempts to minimize the credit risk with respect to its retrocessions by monitoring its retrocessionaires, diversifying its retrocessions and collateralizing obligations from foreign retrocessionaires. Potential deterioration of the financial condition of retrocessional markets is carefully monitored and appropriate actions are taken to eliminate or minimize exposures. As a general rule, the Company requires that unpaid losses and LAE for certain reinsurers (unregulated by any United States insurance regulatory authorities) be collateralized by letters of credit, funds withheld or trust agreements.

   Set forth below is a description of the Company's retrocession policies and programs and those of Frankona Re and the Aachen Re Business, which are discussed separately below, for 1995. For 1996, such policies and programs have been continued or renewed, in each case on substantially similar terms, except as noted under "Property and Casualty" and "Life Reinsurance" below. The Company monitors its retrocession requirements on a regular basis.

   Property and Casualty. In conformity with the Statement of Financial Accounting Standards No. 113, Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts ("FAS No 113"), the Company has reported reinsurance recoverables (including amounts on unpaid losses) and prepaid reinsurance premiums as assets. The Company charges earnings for expected unrecoverable receivables from retrocessionaires based on historical experience. At December 31, 1994, the Company maintained a reserve for uncollectible reinsurance and premiums and other receivables of $18.6 million. Management believes that this reserve is adequate based on its historical experience.

   The Company adheres to specified limits on the amount of exposure to single risks that it will accept and purchases retrocessions to reduce its per risk exposure for treaty and facultative property and casualty business. The Company's maximum assumed per risk exposure permitted under its treaty and facultative underwriting policies is $10 million and $35 million, respectively. For property business, the maximum assumed exposure per risk is generally $10 million for treaty and $25 million for facultative. After retrocession; the Company generally retains $2 million per risk on treaty property catastrophe business and $7.5 million per risk on all other treaty property business. On facultative property business the Company generally retains $7.5 million per risk. The maximum exposure per risk retained by the Company on casualty business is $12.5 million for facultative and $7.5 million for treaty.

   For 1995, the Company purchased two layers of excess of loss retrocession coverage ($7.5 million excess of $7.5 million and $15.0 million excess of $15.0 million, subject, in each case, to certain aggregate limits). These layers apply to all property and casualty business written. In addition, there were specific retrocession covers applicable to treaty catastrophe reinsurance and excess workers' compensation business. The Company was also protected in 1995 by an annual aggregate or stop loss cover that generally attached after the Company's loss ratio (calculated on an accident year basis) exceeded 77% (after credit for the above cited retrocession covers). This cover applied to all property and casualty business written. The gross amount recoverable by the Company under this cover is limited to the lower of $500 million or 25% of the Company's net earned premiums in the 1995 accident year. Any recovery is reduced by a premium equal to 49.85% of such recovery. For 1996, the Company has purchased a second annual aggregate cover attaching above (and with the same gross amount recoverable as) the annual aggregate cover described above due to the growth in the Company's business as a result of the acquisitions of Frankona Re and the Aachen Re Business.

   The Company's property and casualty retrocession security committee evaluates the financial responsibility and stability of assuming companies. In making its ceding decisions, the committee analyzes the assuming companies' financial statements, annual statements and other financial information provided by A.M. Best, S&P, Moody's and other industry-related publications. The committee also reviews the assuming companies' retrocession practices, experience, business reputation, management and licensing status and other individualized factors in making its ceding decisions. Security (i.e., letters of credit, trust arrangements, etc.) is obtained from the assuming companies when deemed necessary by the committee.

   Life Reinsurance. For 1995, the Company retained up to the first $1 million of each domestic life insurance risk and retroceded up to the next $9 million of risk per life, in each case on a per life basis, to a pool of retrocessionaires, each of which was selected by management after a review of the credit factors described above under "Property and Casualty" at the time of the retrocession. For 1996, the Company will retain up to the first $2.5 million of each domestic life insurance risk and retrocede up to the next $15 million of risk per life, in each case on a per life basis, to such a pool. The Company requires security from the assuming companies with respect to its life reinsurance retrocession arrangements when deemed necessary by management. The Company's domestic life reinsurance business also retrocedes a portion of its catastrophic risk. The international division has a comparable retrocession program.

   Frankona Re. Frankona Re adheres to specific limits by class of business to limit exposure to both individual risks and catastrophic events and purchases retrocessions to reduce its per risk exposure for treaty and facultative business. Although the maximum assumed per risk exposure permitted under Frankona Re's aviation reinsurance underwriting guidelines is $100 million for treaty business and $150 million for facultative business, the use of retrocession reduces Frankona Re's net exposure to $3.3 million per event, as set forth below. The maximum marine and casualty per risk exposures are $37 million and $34 million, respectively. Maximum property per risk exposures are limited to $83 million. The use of retrocession reduces the net exposure to $3.3 million per risk or event for all classes of business.

   The Aachen Re Business. The Aachen Re Business is also limited with respect to exposure on both an individual risk and catastrophic event basis. For general third-party liability the maximum exposure per risk is $10 million which is reduced to $1.7 million after retrocession. With respect to property business, the general maximum exposure per risk is $2 million for treaty business and $12 million for facultative business, protected by retrocessions limiting the assumed exposure to $3.3 million per risk or event. Similar retrocession programs are in place for other classifications of the Aachen Re Business.

Regulatory Matters

   GE Global and its domestic subsidiaries are subject to regulation under the insurance statutes, including insurance holding company statutes, of various states, including Missouri and Kansas, the domiciliary states of GE Global's principal domestic insurance company subsidiaries. GE Global's international subsidiaries are subject to regulation under insurance statutes of various foreign countries.

   General. U.S. domestic property and casualty and life insurers, including reinsurers, are subject to regulation by their states of domicile and by those states in which they are licensed. The rates and policy terms of primary insurance policies generally are closely regulated by state insurance departments. While reinsurance is not regulated as closely as primary insurance, some states do impose control over certain terms and conditions of reinsurance agreements by virtue of their authority to grant or deny credit for ceded reinsurance by its domiciled primary insurers. In addition, as a practical matter, the rates permitted to be charged by primary insurers can have an effect on the rates that are charged by reinsurers.

   The regulation and supervision to which GE Global's subsidiaries are subject relate primarily to licensing requirements of reinsurers, the standards of solvency that must be met and maintained, the amount of dividends that may be paid by such subsidiaries, the nature of and limitations on investments, restrictions on the size of risks that may be insured, deposits of securities for the benefit of ceding companies, methods of accounting, periodic examinations of the financial condition and affairs of reinsurers, the form and content of financial statements required to be filed with state insurance regulators, and reserves for unearned premiums, losses and other purposes. In general, such regulation is for the protection of the ceding companies and, ultimately, their policyholders, rather than securityholders of the regulated reinsurer. GE Global believes it is, and that its subsidiaries are, in material compliance with all applicable laws and regulations pertaining to their business and operations.

   Licenses. A primary insurer will ordinarily only enter into reinsurance agreements if the primary insurer can obtain credit for the reinsurance on its statutory financial statements. Credit is allowed when the reinsurer is licensed or accredited in a state where the primary insurer is domiciled. In addition, many states allow credit for reinsurance ceded to a reinsurer that is licensed in another state and that meets certain financial requirements, provided in some instances that the state in which the reinsurer is domiciled has substantially similar reinsurance credit law requirements or the primary insurer is provided with collateral to secure the reinsurer's obligations.

   GE Global and its subsidiaries are licensed to transact insurance or reinsurance business in each state in which a license is required for the businesses they conduct in such state.

   Risk-Based Capital. The National Association of Insurance Commissioners ("NAIC") has adopted risk-based capital requirements to evaluate the adequacy of statutory capital and surplus in relation to an insurance company's risks. The risk-based capital ("RBC") formula is used by state insurance departments as an early warning tool to identify companies with possible weak capitalization for the purpose of initiating regulatory action. In addition, the formula defines a new minimum capital standard, which will supplement the prevailing system of low, fixed minimum capital and surplus requirements on a state-by-state basis.

   The RBC formula provides a mechanism for the calculation of an insurance company's Authorized Control Level RBC and its total adjusted capital. The formula sets forth the points at which a commissioner of insurance is authorized and expected to take regulatory action. The first level is known as the Company Action Level RBC, which is set at twice the Authorized Control Level RBC. The second level is the Regulatory Action Level RBC, set at 1.5 times the Authorized Control Level RBC. The third is the Authorized Control Level RBC, and the fourth is the Mandatory Control Level RBC, set at 70 percent of the Authorized Control Level RBC.

   If any insurance company's adjusted capital is higher than or equal to the Regulatory Action Level RBC but below the Company Action Level RBC, the insurance company must submit to its commissioner of insurance an RBC plan which shall contain, among other things, proposals of corrective action. If an insurance company's adjusted capital is higher than or equal to the Authorized Control Level RBC but lower that the Regulatory Action Level RBC, the commissioner of insurance shall perform any examination or analysis deemed necessary of the insurer's business and operations and issue any appropriate corrective orders to address the insurance company's financial problems. If any insurer's adjusted capital is higher than or equal to the Mandatory Control Level RBC but lower than the Authorized Control Level RBC, the commissioner may place the insurer under regulatory control. If the insurance company's adjusted capital falls below the Mandatory Control Level RBC, the commissioner will be required to place the insurer under regulatory control. At December 31, 1995 each of GE Global's insurance subsidiaries had adjusted capital higher than the Company Action Level RBC, and as a result no regulatory action was required. GE Global believes that each of its insurance subsidiaries is adequately capitalized.

   Insurance Holding Company Regulations. The insurance holding company laws and regulations vary from state to state, but generally require an insurance holding company to register with its domiciliary state insurance regulatory agency and file certain reports that include current information concerning the capital structure, ownership, management, financial condition and general business operations of the insurance holding company and its subsidiary insurers that are licensed in the state. State insurance holding company laws and regulations, with respect to domestic insurers, also require prior notice or regulatory approval of changes in control of an insurer or its holding company and of material inter-affiliate transactions within the holding company structure.

   Under the insurance laws of Kansas and Missouri and regulations thereunder, no person, corporation or other entity may acquire a controlling interest in GE Global or any parent company of GE Global unless such corporation or entity has obtained the prior approval of the Kansas Insurance Commissioner and the Missouri Director of Insurance for such acquisition. For the purposes of the insurance laws of Kansas and Missouri, any person acquiring, directly or indirectly, 10% or more of the voting securities of an insurance holding company is presumed to have acquired "control" of such company.

   Dividends by ERC. Because the operations of GE Global are conducted primarily through ERC, GE Global is dependent upon dividends and tax allocation and other payments primarily from ERC to service its debt and meet its other obligations. The payment of dividends and other payments to GE Global by ERC is subject to limitations imposed by the Missouri Insurance Code. The payment of dividends to ERC by its principal life reinsurance subsidiary, ERAC, is subject to limitations imposed by the Kansas Insurance Code.

   Under the insurance laws of Missouri, no insurance company domiciled (i.e., incorporated) in the state may pay any extraordinary dividend or distribution to its shareholders (i) except out of earned surplus and (ii) until (a) 30 days after the Missouri Department of Insurance has received notice of the declaration thereof and has not within such period disapproved such payment or
(b) the Missouri Department of Insurance has approved such payment within such 30-day period. An extraordinary dividend or distribution includes any dividend or distribution of cash or other property, the fair market value of which, together with that of other dividends or distributions made within the preceding 12 months, exceeds a certain threshold level. Under Missouri insurance law, the threshold level is the lesser of: (i) 10% of such insurer's policyholders' surplus as of the end of the prior calendar year or (ii) such insurer's net investment income for the prior calendar year. The Kansas insurance law, which governs the payment of dividends by ERAC, regulates the payment of extraordinary dividends in a manner similar to that of Missouri law, except that a dividend paid out of funds other than earned surplus is permissible as an extraordinary dividend under the Kansas Insurance Holding Company Act. For purposes of determining whether a dividend is extraordinary under Kansas insurance law, the threshold level is the greater of: (i) 10% of such insurer's policyholders' surplus as of the end of the prior calendar year or (ii) the net gain from operations of such insurer (not including realized capital gains) for the prior calendar year. In addition, no insurance company domiciled in Missouri or Kansas may pay any ordinary dividends except from the earned surplus arising from its business.

   The maximum amount available for the payment of dividends by ERC during 1995 without prior approval of regulatory authorities was $248 million, of which $93 million was paid as dividends on preferred stock issued by ERC to a subsidiary of GE Capital Services and $63 million was paid to GE Global.

   International Regulations. A portion of the Company's business is carried on in foreign countries. The degree of regulation and supervision in foreign jurisdictions varies from minimal in some to stringent in others. Licenses issued by foreign authorities to GE Global's foreign subsidiaries are subject to modification or revocation by such authorities, and such subsidiaries could be prevented from conducting business in certain of the jurisdictions where they currently operate. In the past, GE Global's foreign subsidiaries have been allowed to modify their operations to conform with new licensing requirements in all jurisdictions that are material to the Company's international operations.

   In addition to licensing requirements, the Company's international operations are regulated in various jurisdictions with respect to, among other things, currency, policy language and terms, methods of accounting and auditing, amount and type of security deposits, amount and type of reserves, amount and type of local investment and the share of profits to be returned to policyholders on participating policies. Regulations governing constitution of technical reserves (including equalization reserves required under German law) and remittance balances in some countries could hinder the remittance of profits and repatriation of assets and the payment of dividends; however, the Company does not believe that these regulations will have a material impact on the Company's international operations.

   Legislative and Regulatory Proposals. From time to time, various regulatory and legislative changes have been proposed in the insurance and reinsurance industry that may affect reinsurers. A substantial number of states have recently adopted, or are considering adopting, laws and regulations that, among other things, limit the ability of primary insurance companies to effect premium rate increases or to cancel or not renew existing policies. The Company is unable to predict whether any of these laws and regulations will be adopted in additional states, the form in which any such laws and regulations might be adopted in additional states, or the effect, if any, these developments will have on the Company.

   In addition, some states have adopted, or are considering adopting, laws and regulations that limit the right of offset by reinsurers. In general, offset is the right of a debtor to set off and apply against any indebtedness of such debtor to a creditor any indebtedness or such creditor to the debtor. The right of offset may become important to a reinsurer when a ceding company, which the reinsurer cedes business to and assumes business from, becomes insolvent. The reinsurer may then set off the obligations it owes to the insolvent insurer against obligations owed by the insolvent insurer to the reinsurer. Under the common law, there are a variety of conditions to the exercise of the offset rights, including the requirement that debts be "mutual" (that is to say, between the same parties, in the same capacity and arising before the commencement of a liquidation proceeding). Common law principles have, for the most part, been incorporated in Section 34 of the Insurers Rehabilitation and Liquidation Model Act, which was drafted by the NAIC. The NAIC has revised this model liquidation act to limit offset under certain circumstances, including obligations arising from business in which the reinsurer cedes business to and assumes business from an insolvent insurer. Several other states have adopted the more restrictive NAIC provisions, but most states have adopted or retained legislation containing the less restrictive provisions of the original NAIC model act. Several states have not adopted any laws concerning this set off issue. The Company both cedes and assumes business to and from individual insurers and reinsurers on different risks, and offsets amounts it owes to such insurers and reinsurers against amounts such insurers and reinsurers owe the Company in the ordinary course of its business. Because of the variations in the law, the fact that liquidation is governed by the state of domicile of the insolvent insurer and the various time periods relating to the Company's treaties and facultative certificates, and the effective dates of the legislation in the various states, it is difficult to predict what impact, if any, these provisions will have on the Company.

   No prediction can be made as to whether any legislative proposals relating to dividend rules in Kansas or Missouri will be made, whether any such legislative proposal will be adopted in the future, or the effect, if any, any such proposal would have on the Company.

                                USE OF PROCEEDS

   Except as may be otherwise set forth in the Prospectus Supplement accompanying this Prospectus, the net proceeds from the sale of the Debt Securities to which such Prospectus Supplement relates will be added to the general funds of GE Global and will be available for financing it operations. Additional short- and long-term financing, as required, will be undertaken at such times, and through such means, as may be appropriate.

                      RATIO OF EARNINGS TO FIXED CHARGES

            Year Ended December 31,
-------------------------------------------------------------------             Nine Months Ended
1990        1991             1992             1993             1994             September 30, 1995
----        ----             ----             ----             ----             ------------------
5.11        5.04             4.08             4.33             4.59                    5.46

   For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of net earnings adjusted for the provision for income taxes, minority interest and fixed charges. Fixed charges consist of interest and discount on all indebtedness, earnings from purchased affiliates and dividends from preferred stock and one-third of annual rentals, which GE Global believes is a reasonable approximation of the interest factor of such rentals.

                        DESCRIPTION OF DEBT SECURITIES

General

   The statements under this heading are subject to the detailed provisions of an Indenture (the "Indenture"), between GE Global and The Chase Manhattan Bank, National Association (the "Trustee"), a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part. Wherever particular provisions on the Indenture or terms defined therein are referred to, such provisions or definitions are incorporated by reference as a part of the statements made and the statements are qualified in their entirety by such reference.

   The Debt Securities are to be issued in one or more series under the Indenture. The Indenture does not limit the amount of Debt Securities or other unsecured, senior debt which may be issued thereunder or limit the amount of other debt, secured or unsecured, which may be issued by GE Global. The Debt Securities will be obligations exclusively of GE Global. GE Global is a non-operating holding company which conducts business through its subsidiaries and the Debt Securities will be effectively subordinated to the liabilities of GE Global's subsidiaries, including substantial claims for policy benefits under contracts of reinsurance and insurance and debt and preferred stock obligations. Currently the only direct wholly owned operating subsidiary of GE Global is ERC. All of GE Global's other indirect subsidiaries are directly or indirectly owned by ERC. Since substantially all of GE Global's subsidiaries are subject to regulatory control by various state insurance departments and other foreign insurance regulatory authorities, the ability of such subsidiaries to pay dividends or make loans or advances to GE Global or any of GE Global's other subsidiaries without prior regulatory approval is limited by applicable laws and regulations. During 1995, the maximum amount available for the payment of dividends by ERC without prior regulatory approval was $248 million, of which $93 million was paid as dividends on preferred stock issued by ERC to an affiliate and $63 million was paid to GE Global. See "The Company--Regulatory Matters--Dividends by ERC."

   Reference is made to the Prospectus Supplement accompanying this Prospectus for the terms specified by GE Global pursuant to the Indenture of, and other information with respect to, the Debt Securities being offered thereby, including: (1) the designation, the aggregate principal amount and the authorized denominations of such Debt Securities; (2) the percentage of their principal amount at which such Debt Securities will be issued; (3) the date or dates on which such Debt Securities will mature; (4) the currency, currencies or currency units in which payments on such Debt Securities will be payable;
(5) the rate or rates at which such Debt Securities will bear interest, if any, or the method of determination of such rate or rates; (6) the date or dates from which such interest, if any, shall accrue, the dates on which such interest, if any, will be payable and the method of determining holders to whom any such interest shall be payable; (7) the prices, if any, at which, and the dates at or after which, such Debt Securities may be listed. (Section 2.02.) Interest if any, is to be payable to the persons, and in the manner, specified in the Prospectus Supplement accompanying this Prospectus and, unless otherwise specified in such Prospectus Supplement, will be computed on the basis of a 360-day year consisting of twelve 30-day months. (Section 2.10.)

   The Debt Securities will be unsecured and will rank pari passu (equally and ratably) with all other unsecured and unsubordinated indebtedness of GE Global.

   Some of the Debt Securities may be issued as discounted Debt Securities to be sold at a substantial discount below their stated principal amount. Federal income tax consequences and other special considerations applicable to any such discounted Debt Securities will be described in the Prospectus Supplement with respect to any such Debt Securities.

   The Indenture does not contain any provisions that limit the ability of GE Global to incur indebtedness or that afford holders of Debt Securities protection in the event GE Company, as sole indirect stockholder of GE Global, causes GE Global to engage in a highly leveraged transaction, reorganization, restructuring, merger or similar transaction.

Global Debt Securities, Delivery and Form

   The Debt Securities may be issued in the form of one or more global securities ( a "Global Security") that will be deposited with a depositary (a "Depositary") or with a nominee for a Depositary identified in an appropriate Prospectus Supplement and registered in the name of the Depositary or a nominee thereof. In such case, one or more Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding Debt Securities to be represented by such Global Security or Securities. Unless and until it is exchanged in whole or in part for Debt Securities in definitive registered form, a Global Security may not be transferred, except as a whole by the Depositary for such Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor.

   The specific terms of the depositary arrangement with respect to any Debt Securities to be represented by a Global Security will be described in a Prospectus Supplement relating thereto.

Certain Covenants of GE Global

   GE Global shall not merge or consolidate with any other Person or sell, convey, transfer or otherwise dispose of all or substantially all of its assets unless either GE Global shall be the continuing corporation or the successor Person shall be a corporation organized under the laws of the United States or any state thereof and such other Person shall expressly assume the obligations of GE Global under the Indenture. (Section 11.01.)

Modification of the Indenture

   The Indenture permits GE Global and the Trustee, with the consent of the holders of not less than 66 2/3% in aggregate principal amount of the Debt Securities of each series affected outstanding, to add any provisions to or change in any manner or eliminate any of the provisions of the Indenture or modify in any manner the rights of the holders of Debt Securities of each such series, provided that no such addition or modification shall (i) among other things, extend the fixed maturity of any Debt Securities or reduce the principal amount thereof (including in the case of a discounted Debt Security the amount payable upon acceleration of the maturity thereof), reduce the redemption premium thereon or reduce the rate or extend the time of payment of interest, if any, thereon, or (ii) reduce the percentage of principal amount of such Debt Securities of any series, the consent of the holders of which is required for any addition or modification or any waiver of any past default, without in each case the consent of the holder of each such Debt Security so affected. (Section 10.02.)

Events of Default

   An Event of Default with respect to any series of Debt Securities is defined in the Indenture as being: (a) default in any payment of principal or premium, if any, on any Debt Security of such series; (b) default for 30 days in the payment of any interest on any Debt Security of such series; (c) default in the making or satisfaction of any sinking fund payment or analogous obligation on the Debt Securities of such series; (d) default for 60 days after written notice to GE Global by the Trustee or the holders of at least 25% in aggregate principal amount of the Debt Securities of such series in the performance of any other covenant in respect of the Debt Securities of such series contained in the Indenture; (e) a default, as defined, with respect to any other series of Debt Securities outstanding under the Indenture or as defined in any other indenture or instrument evidencing or under which GE Global has outstanding any indebtedness for borrowed money, as a result of which such other series or such other indebtedness of GE Global shall have been accelerated and such acceleration shall not have been annulled within 10 days after written notice thereof by the Trustee or the holders of at least 25% in aggregate principal amount of the Debt Securities of such series (provided, that the resulting Event of Default with respect to such series of Debt Securities may be remedied, cured or waived by the remedying, curing or waiving of such other default under such other series or such other indebtedness); or (f) certain events in bankruptcy, insolvency or reorganization. (Section 6.01.) The Indenture requires GE Global to deliver to the Trustee annually a written statement as to the presence or absence of any default under the terms thereof. (Section 4.05.) No Event of Default with respect to a particular series of Debt Securities under the Indenture necessarily constitutes an Event of Default with respect to any other series of Debt Securities issued thereunder. The Indenture provides that the Trustee may withhold notice to the holders of any series of Debt Securities issued thereunder of any default (except in the payment of principal, premium, if any, or interest, if any, on any of the Debt Securities of such series or in the making of any sinking fund instalment or analogous obligation with respect to such series) if the Trustee considers it in the interest of such securityholders to do so. (Section 6.08.)

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

   The Indenture provides that during the continuance of an Event of Default with respect to any series of Debt Securities, either the Trustee or the holders of 25% in aggregate principal amount of the outstanding Debt Securities of such series may declare the principal, or in the case of discounted Debt Securities, such portion thereof as may be described in the Prospectus Supplement accompanying this Prospectus, of all such Debt Securities to be due and payable immediately, but under certain conditions such declaration may be annulled by the holders of a majority in principal amount of such Debt Securities then outstanding. The Indenture provides that past defaults with respect to a particular series of Debt Securities (except, unless theretofore cured, a default in the payment of principal of, premium, if any, or interest, if any, on any of the Debt Securities of such series, or the payment of any sinking fund instalment or analogous obligation on the Debt Securities of such series or in respect of a covenant or provision which cannot be modified without the consent of the holder of each Debt Security affected) may be waived on behalf of the holders of all Debt Securities of such series by the holders of a majority in principal amount of such Debt Securities then outstanding. (Sections 6.01 and 6.07.)

   Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default with respect to any series of Debt Securities shall occur and be continuing, the Trustee shall be under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any holders of Debt Securities of any series issued thereunder unless such holders shall have offered to the Trustee reasonable indemnity. (Sections 7.01 and 7.02.) Subject to such indemnification provision, the Indenture provides that the holders of a majority in principal amount of the Debt Securities of any series issued thereunder at the time outstanding shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of such series, provided that the Trustee may decline to follow any such direction if it has not been offered reasonable indemnity therefor or if it determines that the proceedings so directed would be illegal or involve it in any personal liability. (Section 6.07.)

Concerning the Trustee

   The Chase Manhattan Bank, National Association, acts as trustee under several indentures with affiliates of GE Global and other subsidiaries of GE Company.

   Any material business and other relationships (including additional trusteeships), other than the present and prospective trusteeships referred to in the foregoing paragraph, between, on the one hand, GE Global, GE Company or other affiliates of GE Company and, on the other hand, the Trustee are described in the Prospectus Supplement accompanying this Prospectus.

                             PLAN OF DISTRIBUTION

   GE Global may sell any issue of the Debt Securities in any one or more of the following ways: (i) through one or more underwriters or dealers; (ii) directly to one or more purchasers; or (iii) through one or more agents.

   From time to time, GE Global may receive, and may solicit, offers from underwriters to purchase all or a part of the Debt Securities, to be reoffered to the public through underwriting syndicates led by one or more managing underwriters or through one or more underwriters acting alone or otherwise. The managing underwriter or underwriters, if any, with respect to the offer and sale of the Debt Securities to which the Prospectus Supplement accompanying this Prospectus relates are set forth in such Prospectus Supplement and the members of the underwriting syndicate, if any, are named in such Prospectus Supplement. GE Global will execute an underwriting agreement (the "Underwriting Agreement") with any such underwriters and the names of the underwriters and the terms of the transaction will be set forth in the Prospectus Supplement, which will be used by the underwriters to make resales of the Debt Securities in respect of which this Prospectus is delivered to the public. Such Prospectus Supplement also states the discounts and commissions, if any, to be allowed or paid to the underwriters by GE Global, and describes all other items, if any, constituting underwriting compensation and the discounts and commissions to be allowed or paid to dealers, if any. If underwriters or dealers are used in the

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

sale, the Debt Securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined by the underwriter or dealer at the time of sale. The relevant Underwriting Agreement will provide that the obligations of the underwriters are subject to certain conditions precedent, and GE Global will agree, under the Underwriting Agreement, to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933. With respect to the first offering of Debt Securities hereunder, the underwriters may sell such Debt Securities to accounts over which they exercise discretionary authority, but any such sales are not expected to exceed 5% of the principal amount of the Debt Securities being offered.

   Any agent involved in the offer or sale of the Debt Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by GE Global to such agent will be set forth, in the Prospectus Supplement accompanying this Prospectus. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment. Agents and dealers may be entitled under agreements entered into with GE Global to indemnification by GE Global against certain civil liabilities, including liabilities under the Securities Act of 1933.

   For further information with respect to the terms of the offering of Debt Securities in respect of which this Prospectus is being delivered, see the Prospectus Supplement accompanying this Prospectus.

                                 LEGAL MATTERS

   Except as may be otherwise specified in the Prospectus Supplement accompanying this Prospectus, certain legal matters in connection with the Debt Securities will be passed upon for GE Global by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York, and for the underwriters, agents or dealers by Davis Polk & Wardwell, New York, New York.

                                    EXPERTS

   The consolidated financial statements and schedules of GE Global Insurance Holding Corporation at December 31, 1993 and 1994 and for each of the three years in the period ended December 31, 1994 included in GE Global's Registration Statement on Form 10, as filed with the Commission pursuant to
Section 12(g) of the 1934 Act have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon incorporated by reference herein which, as to the years 1992, 1993 and 1994, are based in part on the report of KPMG Peat Marwick LLP, independent auditors. The financial statements referred to above are included in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

   The financial statements and schedules of Frankona Re included in GE Global's Registration Statement on Form 10, as filed with the Commission pursuant to Section 12(g) of the 1934 Act have been incorporated herein in reliance upon the report of C&L Treuhand-Vereingung Deutsche Revision, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

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